As filed with the Securities and Exchange Commission on December 12, 2012
Registration No. 333-184288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
________________

AMENDMENT NO. 1
TO
FORM S-20
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
________________

CANADIAN DERIVATIVES CLEARING CORPORATION
(Exact name of registrant as specified in its charter)

800 Victoria Square
P.O. Box 61
Montréal, Quebec  H4Z 1A9
(514) 871-2424
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
________________

Glenn Goucher
President and Chief Clearing Officer
Canadian Derivatives Clearing Corporation
800 Victoria Square
P.O. Box 61
Montréal, Quebec  H4Z 1A9
(514) 871-2424
(Name, address, including zip code, and telephone number, including area code, of agent for service)
________________

Copy to:
Jonathan A. Van Horn Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 Tel: (612) 340-2600 Fax: (612) 340-2868
Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.
________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

PART I

Pursuant to Rule 429, promulgated under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is a combined prospectus that also relates to the Registration Statement of the Registrant on Form S-20 File No. 2-69458.

PROSPECTUS	Registration Nos. 333-184288 and 2-69458

CANADIAN DERIVATIVES CLEARING CORPORATION

Exchange Traded Put and Call Options

This prospectus pertains to put and call options (“Puts” and “Calls,” and, collectively, “Options”) that may be purchased or sold in transactions on Bourse de Montréal Inc. (the “Bourse”).

The Options covered by this prospectus are issued by Canadian Derivatives Clearing Corporation (the “Corporation”).  Each Option relates to a particular Underlying Interest (a security listed on a recognized Canadian securities exchange, a Canadian government bond or a Canadian stock index or sub-index).  These Options are not listed or traded on any securities exchanges in the United States, although certain of the Underlying Interests are traded on one or more U.S. exchanges.  Several U.S. exchanges are currently trading standardized options (“U.S. Options”) relating to foreign securities that are listed on U.S. exchanges, including certain securities of Canadian issuers who have securities listed on U.S. exchanges.  Certain U.S. Options relate to securities of Canadian issuers that are also Underlying Interests of the Options offered hereby.  Investors may consult their U.S. brokers to determine whether such U.S. Options are available.  The Options offered hereby and U.S. Options are not interchangeable and, although the terms and procedures applicable to the Options and to U.S. Options are similar, they are not identical in all respects.  There may be additional risks for U.S. investors that buy or sell Options as the result of trading in a foreign market in a foreign currency.

An options disclosure document entitled “The Characteristics and Risks of Listed Canadian Options” containing a description of the risks of options transactions is required to be furnished to option investors by their brokers.  Copies of the options disclosure document can also be obtained without charge from the Corporation upon request or via the Corporation’s internet web site at the address: http://www.cdcc.ca.  The financial statements and certain additional information included in Part II of the registration statement filed by the Corporation registering the offer and sale of Options under the U.S. Securities Act of 1933, as amended, and the exhibits filed with the registration statement can be obtained without charge (i) from the Corporation upon request or (ii) from the Securities and Exchange Commission’s internet website at the address: http://www.sec.gov.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BOTH THE PURCHASE AND WRITING OF OPTIONS MAY INVOLVE SPECULATIVE RISKS, WHICH ARE NOT SUITABLE FOR MANY INVESTORS.

The date of this Prospectus is ___ , 2012.

Both the purchase and writing of Options involve a high degree of risk and are not suitable for many investors.  Such transactions should be entered into only by investors who have read and understand the options disclosure document, “The Characteristics and Risks of Listed Canadian Options”, and who understand the nature and extent of their rights and obligations and are aware of the risks involved.  In addition, U.S. investors may face certain difficulties in seeking to avail themselves of various remedies under United States or Canadian securities laws (see “Risks of Trading in Canadian Securities”).

No person has been authorized to give any information or to make any representations, other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Corporation or the Bourse.  This prospectus does not constitute an offer to sell Options in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer.  The delivery of this prospectus does not imply that the information herein is correct as of any time subsequent to its date.

Notice to Nebraska Residents:  Options will only be sold in Nebraska by broker-dealers registered with the Nebraska Department of Banking and Finance.  In addition, as a condition to the Nebraska securities registration covering the Options, only the following Options may be sold to Nebraska residents pursuant to such registration:

(i)
Options on securities issued or guaranteed by Canada, any Canadian province, any political subdivision of any such province or any agency or corporate or other instrumentality of one or more of the foregoing;

(ii)
Options on securities that are listed on (or equal in seniority with or senior to securities that are listed on) the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market; and

(iii)	Index Options.

RISKS OF TRADING IN CANADIAN SECURITIES

The Corporation is incorporated under the laws of Canada and all of the Corporation’s assets are outside of the United States.  In addition, all of the Corporation’s directors and officers and the persons named as experts in this prospectus are residents of Canada.  Consequently, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them or the Corporation judgments of courts of the United States predicated upon civil liabilities under the United States securities laws.  There is substantial doubt as to the enforceability in Canada in original actions or in actions for enforcement of judgments of the United States courts for liabilities predicated solely upon such laws.

Although the Corporation and its members, and the Bourse and its participants are subject to regulation by governmental authorities of various provinces of Canada, they are not subject to the regulatory jurisdiction of the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the “1934 Act”), except for certain members or participants that may be subject to regulation under the 1934 Act by virtue of their activities conducted in the United States.  Therefore, although U.S. investors may be able to avail themselves of remedies under the 1934 Act as against their U.S. brokers, these remedies will generally not be available to U.S. investors as against the Corporation, the Bourse and most brokers in Canada.  Although certain remedies may be available to U.S. investors and U.S. brokers as against Canadian persons under applicable provisions of certain Canadian securities laws, including the Securities Act (Ontario), the Derivatives Act (Quebec) and the Securities Act (Quebec), it may be necessary to commence legal actions in Canadian courts in order to seek relief under these laws.  Further, where a Canadian broker has no direct relationship with a U.S. customer but simply acts as a correspondent of the customer’s U.S. broker, the U.S. customer may be unable to assert any rights directly against the Canadian broker.  However, U.S. brokers which do have a direct relationship with Canadian brokers may not suffer the same disability.  As a practical and legal matter, it may be difficult or impossible for U.S. investors or U.S. brokers to assert any rights under either U.S. or Canadian law as against Canadian persons involved in the handling of Options transactions.

Although the constitutions and rules of the Bourse are similar to the constitutions and rules of U.S. exchanges, there are differences.

THE CORPORATION

The Corporation serves as the issuer of every outstanding Option traded on the Bourse and bears the primary obligation to perform upon the exercise of an Option.  In addition, the Corporation acts as the clearing facility through which the settlement of Options transactions effected on the Bourse is made.

In addition to its role as a clearinghouse for exchange traded options on equities, bonds, stock indices and futures, the Corporation acts as a clearinghouse for exchange-traded futures listed on the Bourse and for over the counter equity options. In December 2009, the Investment Industry Association of Canada chose the Corporation to develop the infrastructure for central counterparty services to the Canadian fixed income market.  The Corporation has adopted rules and manuals for this purpose and has been offering, since February 2012, central counterparty clearing for repurchase transactions to the Canadian financial market participants.

Only persons that meet the eligibility and capital requirements established by the Corporation’s By-laws and Rules may apply to become a member of the Corporation.  See “Additional Information” regarding the By-laws and Rules.  The acceptance by the Corporation of the application of membership, together with the By-laws and Rules, form the agreement governing all transactions in options submitted for clearing to the Corporation by a member (a “Clearing Member”). All of the Corporation’s clearing activities are ultimately supported by the Clearing Fund to which all Clearing Members contribute.

The Corporation was incorporated under the laws of Canada on September 29, 1974 as “The Canadian Clearing Corporation For Options Limited”.  The Corporation was also known as “Trans Canada Options Inc.” before changing its name to its present name, Canadian Derivatives Clearing Corporation, in 1996.

The Corporation was formed for the purpose of acting as the issuer and primary obligor of, and as the clearing facility for transactions in, options traded on the Toronto Stock Exchange (“TSX”).  After acquiring The Montréal Options Clearing Corporation in 1977, the Corporation served as the issuer and primary obligor of, and as the clearing facility for, transactions in options traded on the Bourse, the TSX and the Vancouver Stock Exchange (“VSE”).

In 1999, the Alberta Stock Exchange (“ASE”), the Bourse, the TSX and the VSE agreed to a restructuring of the Canadian equities and derivatives markets in which the ASE and the VSE were combined to create a single junior equities market, all senior equities were transferred to the TSX and the Bourse became the exclusive Canadian exchange for exchange-traded derivative products, comprising any type of option and futures contracts, including options and futures on index participation units.  As part of this restructuring program, the shares in the Corporation held by the TSX were transferred to the Bourse, effective March 31, 2000.  The Bourse has been sole shareholder of the Corporation since the restructuring.

In 2008, the Bourse became, through a series of amalgamations, a direct subsidiary of TMX Group Inc.  TMX Group Inc. also controls the TSX, which is the marketplace for senior equities in Canada, and the TSX Venture Exchange, which is the marketplace for junior equities in Canada.

In 2012, the TMX Group Limited (formerly Maple Group Acquisition Corporation) acquired TMX Group Inc., The Canadian Depository for Securities Limited, Alpha Trading Systems Inc. and Alpha Trading Systems Limited Partnership.  As a result, the Bourse is an indirect subsidiary of TMX Group Limited.

The Board of Directors of the Corporation is comprised of nine members, of which three are independent directors.  An “independent director” is a director who is not:  (i) an associate, partner, director, officer or employee of a significant shareholder of TMX Group Limited; (ii) an associate, partner, director, officer or employee of a member of the Corporation or such member’s affiliates or an associate of such partner, director, officer or employee; (iii) an associate, partner, director, officer or employee of a marketplace that clears through the Corporation or such marketplace’s affiliates or an associate of such partner, director, officer or employee; or (iv) an officer or employee of the Corporation or its affiliates or an associate of such officer or employee.

The non-independent directors are the Chief Executive Officer of TMX Group Limited., the President and Chief Executive Officer of the Bourse, the Senior Vice President, Financial Markets, of the Bourse, the Corporation’s President and Chief Clearing Officer and two directors who are officers or employees of a member of the Corporation.

The principal office of the Corporation is located at 800 Victoria Square, Montréal, Quebec H4Z 1A9.  The Corporation also has an office located at The Exchange Tower, 130 King Street West, 5th Floor, Toronto, Ontario M5X 1J2.

DESCRIPTION OF OPTIONS

 General

The securities covered by this prospectus are Put and Call Option contracts that may be purchased and sold in transactions on the Bourse.  The Options are issued by the Corporation and each Option relates to a particular Underlying Interest.  A Call Option gives the holder the right to purchase a specified amount or value of the Underlying Interest (in accordance with the rules of the Bourse and the Corporation) at the exercise price prior to or at a fixed expiration time.  A Put Option gives the holder the right to sell a specified amount or value of the Underlying Interest (in accordance with the rules of the Bourse and the Corporation) at the exercise price prior to or at a fixed expiration time.  The Underlying Interests are either (i) in the case of “Equity Options”, equity securities listed on a recognized Canadian securities exchange, (ii) in the case of “Bond Options”, Canadian government bonds or (iii) in the case of “Index Options”, various Canadian stock indices and sub-indices.  A list of the Underlying Interests and details of the terms of Options that are traded on the Bourse may be obtained from the Corporation, from the Bourse or from a Clearing Member of the Corporation.

In the case of Equity Options and Bond Options, subject to certain limitations, the Clearing Member acting on behalf of a holder of a Call Option has the right to purchase from the Corporation, and the Clearing Member acting on behalf of a holder of a Put Option has the right to sell to the Corporation, the Underlying Interest covered by the Option at the exercise price at any time prior to the expiration of the Option.  In the case of Index Options, subject to certain limitations, Options give the Clearing Member acting on behalf of a holder the right to receive a cash Exercise Settlement Amount.  In the case of an Index Call Option, the cash Exercise Settlement Amount equals the amount by which the fixed exercise price of the Index Call Option is less than the settlement value of the underlying index on the expiration date, multiplied by the applicable multiplier.  In the case of an Index Put Option, the cash Exercise Settlement Amount equals the amount by which the fixed exercise price of the Index Put Option exceeds the settlement value of the underlying index on the expiration date, multiplied by the applicable multiplier.

Detailed information concerning the rights and obligations of holders and writers of Options and the risks associated with Options transactions is contained in an options disclosure document entitled “The Characteristics and Risks of Listed Canadian Options” prepared by the Corporation and filed with the Securities and Exchange Commission.  Brokers are required to furnish the options disclosure document to their Options customers.  Copies of the options disclosure document can also be obtained without charge from the Corporation upon request or via the Corporation’s internet web site at the address:  http://www.cdcc.ca.

 Styles of Options

The Options issued by the Corporation are classified as either American-style Options or European-style Options.  The difference between the two styles of Options is their applicable exercise periods.  American-style Options may be exercised at any time between their purchase and expiration.  European-style Options may generally be exercised only during a specified period immediately prior to their expiration.  At this time, all Equity Options and Bond Options are American-style Options and all Index Options are European-style Options.  Index Options are currently exercisable only at expiration.

 Certificateless Trading

Certificates for Options will not be issued by the Corporation to evidence the issuance of Options.  The ownership of Options is evidenced by the confirmations and periodic statements which customers receive from their brokers and which show each Put or Call held or written, the Underlying Interest and the number of shares of other units thereof subject to the Option, the exercise price and the expiration month.

OBLIGATIONS OF THE CORPORATION

The obligations of the Corporation to its Clearing Members, acting on behalf of holders and writers of Options, are addressed in the Corporation’s by-laws and rules, copies of which may be obtained in the manner described below under “Additional Information.”  The following is a brief summary of some, but not all, of those obligations and is qualified in its entirety by the provisions of the by-laws and rules themselves.

 Acceptance and Rejection of Transactions by the Corporation

An Option transaction is automatically accepted by the Corporation if it is included in the Corporation’s summary of completed trades and if the premium has been paid.  From the point of view of the Corporation, the premium for an Option purchased in a customer account is deemed to be paid only when the buyer’s Clearing Member has paid its total net premium obligations to the Corporation for all Options purchased through that Clearing Member’s account with the Corporation.  If the Clearing Member does not make this payment, the Corporation may reject the transaction, notwithstanding that the customer may have paid the premium to his broker.  The Corporation intends to reject all opening purchase transactions in which the premium is not paid, except when it determines that it has available adequate liquid assets of the defaulting Clearing Member to meet that Clearing Member’s obligations to the Corporation.  The Corporation also intends to reject closing purchase transactions in which the premium is not paid if the position being closed out is margined at the Corporation by the deposit of the Underlying

Interest or an escrow receipt in respect thereof, and the Corporation intends to accept all closing purchase transactions where cash margin may be utilized to pay the premium.

If a transaction is rejected for nonpayment of the premium, the Corporation will promptly notify the writer’s Clearing Member.  The writer will then have the remedies available under the Rules of the Corporation as well as the Rules of the Bourse.

 Exercise of Options

The exercise of an Option – whether a Put or a Call – takes place only through the Corporation by the timely submission of an exercise notice to the Corporation by the Clearing Member acting on behalf of the exercising holder.  This means that a holder of an Option may only exercise it through the broker handling the account in which the Option is held who, if not itself the Clearing Member, must forward the exercise notice to the Clearing Member.  If an Option is not properly exercised prior to its expiration, it will become worthless.

In order to exercise an outstanding Option, the Clearing Member must submit an exercise notice in acceptable form to the Corporation not later than the expiration time of the Option.  The expiration time should not be confused with the broker’s cut-off time for exercising Options.  Generally, in order to exercise an Option, a holder must so instruct his or her broker to exercise an Option prior to the broker’s cut-off time for accepting exercise instructions (which will be earlier than the expiration time).  Different brokers may have different cut-off times for accepting exercise instructions from holders and those cut-off times may be different for different types of Options.  Customers must consult with their brokers to determine the applicable cut-off times for accepting exercise instructions.

The Corporation assumes no responsibility for the timely or proper tender to it of exercise notices by Clearing Members.  The failure of a Clearing Member (or of any broker) to transmit an exercise notice within the required time or in proper form will not result in any obligation on the part of the Corporation, although, depending on the circumstances, the Clearing Member or broker responsible for the failure may be liable.

Every tender of an exercise notice to the Corporation is irrevocable.  Upon the proper and timely tender of an exercise notice, the exercising Clearing Member acting on behalf of a holder will be under a contractual obligation to pay the exercise price for the Underlying Interest (in the case of a Call) or to deliver the Underlying Interest (in the case of a Put) on the settlement date, even though the Underlying Interest may change in value after the exercise notice has been tendered.  When a Call is exercised, the exercising Clearing Member acting on behalf of a holder becomes subject to all of the risks of a holder of the Underlying Interest and to the applicable margin requirements.

 Assignment of Exercise Notices

The Corporation assigns each effective exercise notice that it receives to a Clearing Member acting on behalf of a writer of an Option having the same terms as the exercised Option.  This Clearing Member is then obligated to sell (in the case of a Call) or purchase (in the case of a

Put) the Underlying Interest represented by the Option against payment of the exercise price, or, in the case of an Index Option, to pay the Exercise Settlement Amount.

The Corporation assigns any exercise notice properly received by it before 5:30 p.m. on any business day prior to the expiration date, or before the expiration time on the expiration date, as of the day of receipt.  The Corporation randomly assigns each exercise notice to a Clearing Member whose account with the Corporation reflects the writing of an Option of the same series as the exercised Option.

If the Corporation assigns an exercise notice to a Clearing Member, that Member is required to reassign the exercise notice to a customer maintaining a position as a writer in its account with the Clearing Member, or to a broker who has cleared a writing transaction through the Clearing Member.

 Delivery of Underlying Interests

In the case of Equity Options and Bond Options, the Clearing Member to whom an exercise notice with respect to a Call Option is assigned or the Clearing Member who is exercising the Put is required to deliver the Underlying Interest in good deliverable form (as defined in the rules of the Corporation and the rules of the Bourse) against the payment of the exercise price.  Transactions in Underlying Interests arising from exercise notices will be cleared through the systems used for settlement of transactions in such Underlying Interests.

Upon the exercise of an Index Option, the Exercise Settlement Amount is credited to the exercising Clearing Member’s account with the Corporation and charged to the account of the assigned Clearing Member.  In the unlikely event that an out-of-the-money Option were to be exercised, the Exercise Settlement Amount would be negative and the flow of funds would be reversed.

For Equity Options and Bond Options, the obligations of the Corporation are discharged upon delivery of the Underlying Interest to the Clearing Member representing the exercising holder (in the case of a Call) or the assigned writer (in the case of a Put).  For Index Options, the Corporation’s obligations are discharged when the Exercise Settlement Amount is credited to the account of the exercising Clearing Member.  The Corporation will have no responsibility if the Clearing Member should subsequently fail to deliver the Underlying Interest or Exercise Settlement Amount to the exercising holder, or the assigned writer, as the case may be.

 Remedies

If, following the exercise and assignment of an Option, the Clearing Member required to make delivery fails to complete such delivery by the settlement date, such Clearing Member will be in default of its obligations.  The Corporation may take or cause, authorize or require to be taken whatever steps it may deem necessary to effect delivery or otherwise settle with the receiving Clearing Member.  Without limiting the generality of the foregoing, the Corporation may acquire and deliver the Underlying Interest on the open market, enter into an agreement with the receiving Clearing Member and the delivering Clearing Member relating to the failed delivery and/or take such other action as the Corporation may, in its absolute discretion, deem appropriate or necessary in order to ensure that Clearing Members’ obligations are fulfilled and any such action shall constitute an obligation of the delivering Clearing Member.  In the event that the purchase of the undelivered Underlying Interest at the best available market for the account of the receiving Clearing Member exceeds the exercise price, the defaulting delivering Clearing Member shall be liable for and shall promptly pay to the Corporation or the receiving Clearing Member, as the case may be, the amount of such difference.

If the receiving Clearing Member required to receive the Underlying Interest fails to receive, or fails to pay the exercise price for, all the Underlying Interest delivered to it in good deliverable form in fulfillment of an exercised Option, and such failure shall continue beyond 1:45 p.m. on the settlement date, the receiving Clearing Member will be in default of its obligations.  The Corporation may take or cause, authorize or require to be taken whatever steps it may deem necessary to effect payment to, or otherwise settle with, the delivering Clearing Member.  Without limiting the generality of the foregoing, the Corporation or the delivering Clearing Member may, upon notice to the defaulting receiving Clearing Member and, if such action is taken by the delivering Clearing Member, to the Corporation, sell out in the best available market, for the account and liability of the defaulting receiving Clearing Member, all or any part of the undelivered Underlying Interest and/or take such other action as the Corporation may, in its absolute discretion, deem appropriate or necessary in order to ensure that the Clearing Members’ obligations are fulfilled and any such action shall constitute an obligation of the receiving Clearing Member.  Notice of any deficiency arising from such sell-out shall be submitted immediately to the Corporation and the defaulting receiving Clearing Member.  The defaulting receiving Clearing Member shall pay promptly, and in any event prior to 10:00 a.m. on the business day following the day on which the sell-out is executed, to the delivering Clearing Member the difference, if any, between the exercise price and the price at which such Underlying Interest was sold out.

If a party to an Index Option exercise is suspended or fails to pay the Exercise Settlement Amount, there is no underlying security to be bought in or sold out by the other party.  Accordingly, the Corporation is substituted for the defaulting Clearing Member and is obligated to pay or receive the Exercise Settlement Amount in due course on its behalf.

THE BACK-UP SYSTEM

The settlement procedures of the Corporation are designed so that for every outstanding Option there will be a writer, and a Clearing Member representing the writer (unless the Clearing Member is also the writer), of an Option of the same series who has undertaken to perform the obligations of the Corporation in the event an exercise notice for the Option is assigned to it.  As a result, no matter how many Options of a particular series may be outstanding at any time, there will always be a group of writers of options of the same series who, in the aggregate, have undertaken to perform the Corporation’s obligations with respect to such Options.

Once an exercise notice for an Option is assigned to a particular Clearing Member representing a writer, that Clearing Member is contractually obligated to deliver the Underlying Interest (in the case of a Call), to pay the exercise price (in the case of a Put) or to pay the Exercise Settlement Amount (in the case of an Index Option) in accordance with the terms of the Option.  This contractual obligation of the Clearing Member representing the writer is secured by the securities or other margin which the Clearing Member representing the writer is required to deposit with the Corporation.

The Clearing Member representing the writer is also obligated, whether or not its customer performs, to perform the writer’s obligations on an assigned Option. As described below, standing behind a Clearing Member’s obligations are the Clearing Member’s minimum capital requirements, the Clearing Member’s margin deposits with the Corporation, the Corporation’s lien or pledge on certain of the Clearing Member’s assets and the clearing fund.  Neither the Bourse nor any approved participant of the Bourse (except as such approved participant may be the writer or a Clearing Member or a broker representing the writer to whom an exercise notice has been assigned) has an obligation for the performance of any Option upon the exercise thereof.

 The Clearing Member’s Minimum Capital Requirements.

A Clearing Member must be either (i) a member of an exchange recognized by a Canadian province or (ii) a bank to which the Bank Act (Canada) applies.  Clearing Members that are members of a recognized Canadian exchange must maintain the minimum capital requirements pursuant to the regulations of the Investment Industry Regulatory Organization of Canada or of the exchange of which it is a member and the minimum capital requirements set by the regulations under applicable securities legislation.  Clearing Members that are banks subject to the Bank Act (Canada) must meet either (a) the minimum capital adequacy requirements and liquidity requirements that may be set from time to time under the Bank Act (Canada) and the regulations thereto, or (b) the minimum capital adequacy requirements and liquidity requirements that may be set from time to time by the Canadian Office of the Superintendent of Financial Institutions.  Clearing Members using the services of the Corporation as central counterparty clearing for repurchase transactions are subject to more stringent capital requirements under the rules of the Corporation.

Although the Corporation and the Bourse seek to achieve compliance with the minimum capital requirements by their respective members and participants, including Clearing Members, neither the Corporation nor the Bourse is liable for any damages suffered as a result of any Clearing Member’s failure to comply with its minimum capital requirements.

 The Clearing Member’s Margin Deposits.

Except as provided below, each Clearing Member is required, with respect to each Option for which it represents the writer to deposit and maintain specified margin with the Corporation.  In the case of a Call, the Clearing Member will not be subject to margin requirements if it deposits the Underlying Interest of the Option (or, in certain cases, a security exchangeable for or convertible into the Underlying Interest, herein referred to as the “other security”) with the Corporation.  The deposit of the Underlying Interest (or other security) is made electronically within a central securities depository to the Corporation.  For this purpose, the Corporation has pledging arrangements with the CDS Clearing and Depository Services Inc. and The Depository Trust and Clearing Corporation.  In the case of a Put, the Clearing Member will not be subject to margin if it provides to the Corporation a put escrow receipt issued by an approved depository.  A put escrow receipt is a formal representation by the issuing depository to the Corporation that a customer has deposited cash in an amount equal to the aggregate exercise price of a specific Put, which amount is held in trust for the Corporation.

The Clearing Member must maintain with the Corporation a margin deposit in an amount prescribed by the Corporation.  On a daily basis, each Clearing Member's margin requirements are compared to its risk adjusted capital. In cases where margin requirements exceed the Clearing Member's risk adjusted capital, the Clearing Member must provide an additional margin deposit in an amount equal to the excess. The Clearing Member may maintain such margin in the form of cash, securities issued or guaranteed by the government of Canada or valued securities.  The Corporation may from time to time accept other forms of margin deposit in accordance with its rules and manuals then in effect.

If an exercise notice has been assigned to a Clearing Member in respect of an Option held in a short position, it is required (in the event that the Underlying Interest represented by the Option has not been deposited) to maintain margin with the Corporation with respect to the assigned Option in an amount prescribed by the Corporation.

The Corporation is authorized to require any Clearing Member to deposit higher margins at any time in the event it deems such action necessary and appropriate in the circumstances to protect the interests of the other Clearing Members, the Corporation or the public.

 The Corporation’s Lien.

In the event that a Clearing Member defaults in its obligations under the Corporation’s rules respecting the fulfillment of any Options contract, the securities (including customers’ securities), margin, clearing funds and other funds deposited by such Clearing Member (and, where required, clearing funds deposited by other Clearing Members) with or to the order of the Corporation may be applied by the Corporation to fulfill such Clearing Member’s obligations.  The proceeds from the securities of a customer of a Clearing Member may be used only to satisfy the obligations of such Clearing Member relating to its customer accounts.

 The Clearing Fund.

Upon acceptance as a Clearing Member of the Corporation, each Clearing Member must maintain a minimum amount of assets at all times in a clearing fund maintained by the Corporation.  For those Clearing Members admitted to clear Options, the minimum deposit is $25,000.  Thereafter, the amount of each member’s Clearing Fund deposit will vary depending upon the member’s level of uncovered residual risk, but in no event will decline below the minimum deposit.  All Clearing Fund deposits must be made in cash or by the deposit of securities issued or guaranteed by the government of Canada and approved by the Corporation.

If a Clearing Member fails to discharge any obligation to the Corporation, that Clearing Member’s clearing fund deposit may be applied to the discharge of that obligation.  If there is a deficiency in its clearing fund deposit, the Clearing Member is liable to the Corporation for the full amount of that deficiency.  If a Clearing Member’s obligation to the Corporation exceeds its total clearing fund deposit, the amount of the deficiency will be charged pro rata by the Corporation against all other Clearing Members’ deposits to the clearing fund.  Whenever any amount is paid out of the clearing fund as a result of any such pro rata charge, every other Clearing Member is required promptly to make good any deficiency in its own deposit resulting from such payment.  However, no Clearing Member is required to pay more than an additional

100% of the amount of its prescribed clearing fund deposit if:  (a) within three business days following the pro rata charge it notifies the Corporation that it is terminating its membership and closes out or transfers all of its clearing positions; (b) no opening transactions are submitted for clearance through any of the Clearing Member’s accounts after the giving of such notice; and (c) the Clearing Member closes out or transfers all of its open positions as promptly as practicable after the giving of such notice.

Clearing Members’ deposits to the clearing fund may be applied to the discharge of any of their obligations to the Corporation, including obligations arising from transactions on an exchange accepted for clearance by the Corporation, or the assignment of Option exercise notices.  The Clearing Fund is not a general indemnity fund available to other persons (whether or not they are customers of a Clearing Member) for the payment of any other obligation.

The Corporation will also have available its own assets in the event that the clearing fund is deficient.  However, the assets of the Corporation are limited.

ADDITIONAL INFORMATION

Important information regarding the risks and uses of Options is contained in the options disclosure document prepared by the Corporation entitled “The Characteristics and Risks of Listed Canadian Options” referred to above under the caption “Description of Options — General.”  Brokers are required to furnish the options disclosure document to their customers.  Copies of the options disclosure document can also be obtained without charge from the Corporation via the Corporation’s internet web site at the address:  http://www.cdcc.ca.

This prospectus contains a brief description of the rights and obligations of holders and writers of Options summarized from provisions of the by-laws and rules of the Corporation and the rules of the Bourse as in effect on the date of this prospectus.  These documents may be inspected at the Montréal and Toronto offices of the Corporation, and at the offices of the Bourse.  In addition, the rules and bylaws of the Corporation are available electronically at the Corporation’s internet web site at the address: http://www.cdcc.ca.  The rules of the Bourse are available electronically at the Bourse’s internet website at the address: http://www.m-x.ca.

This prospectus forms part of a registration statement filed with the Securities and Exchange Commission by the Corporation registering the offer and sale of Options under the U.S. Securities Act of 1933, as amended.  Information regarding the Corporation not included in this prospectus but filed with the Securities and Exchange Commission as Part II of the Corporation’s registration statement and the exhibits filed with the registration statement can be obtained without charge (i) from the Corporation upon request or (ii) from the Securities and Exchange Commission’s internet website at the address: http://www.sec.gov.

FINANCIAL STATEMENTS

There are set forth in Part II of the Corporation’s registration statement:  (i) audited balance sheets of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and audited statements of income, comprehensive income, changes in equity and cash flows for each of the fiscal years ended December 31, 2011 and December 31, 2010;

and (ii) unaudited condensed balance sheets of the Corporation as at June 30, 2012 and December 31, 2011, unaudited condensed statements of income, comprehensive income and cash flows for each of the three-month and six-month periods ended June 30, 2012 and June 30, 2011, and unaudited condensed statements of changes in equity for each of the six-month periods ended June 30, 2012 and June 30, 2011.

All dollar amounts in the following financial statements are expressed in Canadian dollars.  A floating exchange rate determines the value of the Canadian dollar against the U.S. dollar.  That exchange rate is published daily in the financial section of most major newspapers.

A purchaser of an Option acquires no ownership interest in the Corporation itself and holders of Options rely primarily on the Corporation’s back-up system rather than its assets to stand behind the Corporation’s obligations in respect of the Options that it issues.

Although the Bourse is not an issuer of or obligor on the Options, the financial statements of the Bourse may be relevant to the continued operations of the Corporation and are available for inspection at the Montréal and Toronto offices of the Corporation and at the offices of the Bourse without charge.

LEGAL OPINIONS

The Corporation’s general counsel has given its opinion that the Options covered by this prospectus have been duly authorized and, when duly issued in accordance with the by-laws and rules of the Corporation, will be valid and legally binding obligations of the Corporation in accordance with and subject to such by-laws and rules.

EXPERTS

The balance sheets of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2011 and December 31, 2010 are included in Part II of the Corporation’s registration statement and have been audited by KPMG LLP, Chartered Accountants, as stated in their report included therein.  Such financial statements have been so included in reliance upon the report of KPMG LLP, given upon authority of KPMG LLP as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 4. Directors and Executive Officers

As of the date of this Registration Statement, the Board of Directors of Canadian Derivatives Clearing Corporation (the “Corporation”) consists of nine Directors.  None of the Directors of the Corporation serves, or has served at any time during the past five years, as a director for any company that has a class of securities registered under or is otherwise subject to the Securities Exchange Act of 1934, as amended, or for any company that is registered as an investment company under the Investment Company Act of 1940, as amended.

As of the date of this Registration Statement, the Directors of the Corporation are as follows:

Directors

Name:	Age:	Position with the Corporation:	Director Since:

Marie-Claude Beaulieu	47	Chairperson, Board of Directors	2003
Peter Copestake	57	—	2003
Patrick Cronin	45	—	2012
Claude Cyr	50	—	2012
Glenn Goucher	48	President and Chief Clearing Officer	2009
Thomas A. Kloet	54	—	2008
Bruce Macdonald	52	—	2012
Alain Miquelon	45	Managing Director	2009
Claude Turcot	58	—	1999

As of the date of this Registration Statement, the Executive Officers of the Corporation are as follows:

Executive Officers

Name:	Age:	Office:	Officer Since:
Pauline Ascoli	48	Assistant Secretary	2012
Valérie Cellier	37	Director, Credit and Liquidity Risk Management	2012
Frédéric Gauvin	42	Director, Market Risk Analytics	2011
Glenn Goucher	48	President and Chief Clearing Officer	2009
George Kormas	42	Vice President, Chief Risk Officer	2010
Lara Krivokucha	44	Director, Strategic Initiatives	2002
Sharon Pel	56	Secretary	2009
Michael Vivaldi	39	Treasurer	2011
Roger G. Warner	55	Director, Member Services	1995

The principal occupations of the Directors and Executive Officers of the Corporation are now and during the past five years have been as follows:

Ms. Pauline Ascoli has been Assistant Secretary of the Corporation since September 2012.  Ms. Ascoli has also been Vice-President, Legal Affairs, Derivatives of the Bourse since September 2012.  Prior to joining the Bourse, between 2007 to 2012 Ms. Ascoli served as Head of OTC Derivatives Legal and Senior Counsel, Executive Director to Crédit Agricole CIB, a European investment bank.  From 2004 to 2007, Ms. Ascoli served as Transaction Manager (Paris) Senior Counsel and  Head of Legal (Tokyo) for The Royal Bank of Scotland, plc, a European investment bank.  From 2001 to 2004, Ms. Ascoli served as Head of Legal for the Tokyo branch of Crédit Agricole Indosuez, a European investment bank.  From 1999-2001, Ms. Ascoli served as Assistant Director of the Tokyo branch of Deutsche Bank AG, a European investment bank.  Ms. Ascoli has also worked as a lawyer in the mortgage insurance industry and in private practice and is a member of the Ontario, Quebec and California bars.

Dr. Marie-Claude Beaulieu is full professor of finance and RBC Chair in Financial Innovations at the Université Laval.  She obtained her Ph.D. from Queen’s University in 1994 and has been associated with Laval ever since, being promoted to full professor in 2002.  Dr. Beaulieu is a fellow of an interuniversity public policy research centre (Centre de recherche sur le risque, les politiques economiques et l'emploi), and has published numerous academic papers in finance.  Dr. Beaulieu was selected to serve as Chairperson of the Corporation’s Board of Directors due to her extensive knowledge in derivatives products and empirical finance evidenced by important research contributions and publications in the field.

Ms. Valérie Cellier  has been Director, Credit and Liquidity Risk Management of the Corporation since February 2012.  Ms. Cellier served as Assistant Vice President, Integrated Risk Management at Laurentian Bank, a Canadian bank, from 2009 to 2012.  Prior to that, she held numerous positions in risk management at the Laurentian Bank from 2001 to 2009.

Mr. Peter Copestake is the Executive in Residence at the Queen’s University School of Business.  Mr. Copestake served as Senior Vice-President and Treasurer of Manulife Financial Corporation, a Canadian-based financial services group, from October 1999 to April 2007, which responsibilities included responsibility of all derivatives trading and hedging activities of the group.  Over the past 25 years, and prior to joining Manulife, Mr. Copestake has held a variety of senior treasury management positions at Canadian chartered banks, and as a regulator in the Canadian Federal Department of Finance.  Mr. Copestake was selected to serve on the Corporation’s Board of Directors due to his extensive industry experience acquired as Senior Vice-President and Treasurer of a major Canadian financial institution as well as his significant expertise with regards to treasury management for Canadian chartered banks and Canadian finance regulation.

Mr. Patrick Cronin is Head of Trading Products for BMO Capital Markets, a Canadian investment bank, a position he has held since April 2011.  Mr. Cronin was previously the Head of Financial Products and Debt Products for BMO Capital Markets, from 2008 to 2011.  Prior to that Mr. Cronin held several increasingly senior positions for BMO Capital Markets commencing in 1993 which included  primary trading responsibility for Index Arbitrage, Equity Options, Warrants, Convertible Bonds, Quantitative Strategies and Hedge Fund Client.  Mr. Cronin was also the Co-Head of the Equity Derivatives Group and Co-Head of Financial Products.  Mr. Cronin was selected to serve on the Corporation’s Board of Directors due to his extensive experience within the derivatives markets as a senior officer with a major international bank.

Mr. Claude Cyr  has been the Senior Vice President, Financial Markets at the Bourse since December 2009.  Mr. Cyr was the First Vice President Head of Global Services & Relationship Management Group at Newedge Canada Inc., a global multi-asset brokerage, a position he assumed in 2009.  Prior to that, he was the Executive Director at J.P. Morgan Securities Canada Inc., the Canadian financial services unit of J.P. Morgan Chase, from 2006 to 2009.

Mr. Frédéric Gauvin has been Director, Market Risk Analytics of the Corporation since December 2011.  Mr. Gauvin served as Senior Manager, Financial Service Advisory of Ernst & Young LLP, an international provider of accounting, tax, transaction and advisory services, from February 2008 to December 2011.  Prior to that he was Vice President, Capital Market of Société Générale, a European commercial and investment banking firm, from July 2005 to November 2007.

Mr. Glenn Goucher has been President and Chief Clearing Officer of the Corporation since December 2010.  Mr. Glenn Goucher has also been Senior Vice President, Derivatives Clearing for TMX Group Inc. since April 2010.  He previously held the position of Senior Vice-President and Chief Clearing Officer of the Corporation since August 2009.  Prior to this position, he was acting as Senior Vice-President, Financial Markets for the Bourse since August 2004.  Previously, Mr. Goucher was responsible for market operations, business development and marketing activities for the Bourse in multiple derivative market segments since November 2001.  Prior to joining the Bourse, he held senior roles with a major Canadian bank as well as a large Canadian pension fund.  Mr. Goucher brings to the Corporation’s Board of Directors significant financial industry experience and in-depth knowledge of the Corporation, as well as of the Bourse where he occupied a senior officer position.

Mr. Thomas A. Kloet has been Chief Executive Officer of TMX Group Limited since July 2012 and Chief Executive Officer of TMX Group Inc. and TSX Inc. since July 2008.  TMX Group Limited (TMX) is a holding company, and TMX’s key subsidiaries operate cash and derivative markets for multiple asset classes including equities, fixed income and energy.  Toronto Stock Exchange, TSX Venture Exchange, Montreal Exchange, Natural Gas Exchange, Boston Options Exchange (BOX), Shorcan, Equicom and other TMX companies provide trading markets, clearing facilities, data products and other services to the global financial community.  Prior to joining TMX Group Inc., he was Senior Executive Vice-President and Chief Operating Officer of the American Zone for Fimat and its successor, Newedge Group Inc. (Newedge) since 2003.  Newedge offers global, multi-asset brokerage services on a range of listed and OTC derivatives and securities.  Prior to that he was the Chief Executive Officer and Executive Director, Singapore Stock Exchange Limited from 2000 to 2002.  Previously, Mr. Kloet was Senior Managing Director for ABN AMRO, Inc., the U.S. investment banking unit of ABN AMRO Bank, N.V.  Prior to ABN AMRO, Mr. Kloet served as Chief Operating Officer at Credit Agricole Futures Inc. in Chicago and as an executive officer of its parent, Segespar Capital Members, Inc.  Mr. Kloet brings to the Corporation’s Board of Directors valuable expertise as Chief Executive Officer of TMX Group Inc. and a significant experience in the securities trading industry from previous positions as head of a major international stock exchange in Asia and as a senior officer of an international securities broker.

Mr. George Kormas has been Vice President, Chief Risk Officer of the Corporation since February 2012.  Prior to that he was Director, Risk Management and Product Development of the Corporation since May 2011, Director, Risk Management from March 2011 to May 2011 and Director, Business Development of the Corporation from March 2010 to March 2011.  Mr. Kormas joined the Corporation in October 2001 in the credit risk management division and, between 2006 and 2010, he held the position of Manager, Business Development.

Ms. Lara Krivokucha has been Director, Strategic Initiatives since March 2011.  Prior to this position, she was Director, Risk Management of the Corporation since March 2002.  From 1997 to 2002 she was Vice-President, Credit Risk Management, at Deutsche Bank, an international investment bank.  From 1996 to 1997, Ms.  Krivokucha was Vice-President, Credit Risk Management, at Bear Stearns, an international investment bank.

     Mr. Bruce Macdonald is Head of Commodities and Electronic Trading and Chief Operating Officer for RBC Capital Markets, a Canadian investment bank, a position he has held since 2001.  Mr. Macdonald also serves as Executive Vice President of Royal Bank of Canada, a Canadian bank, and President of RBC Dominion Securities Inc., a Canadian brokerage firm, a position he has held since 1999.  Mr. Macdonald was selected to serve on the Corporation’s Board of Directors due to his extensive experience within the capital markets, commodities and futures business as a senior officer with a major international bank.

Mr. Alain Miquelon has served as President and Chief Executive Officer of the Bourse since July 2009 and Managing Director of the Corporation since December 2010.  Prior to this position, he served as Executive Vice-President and Head of Strategic Development of the Bourse from February 2009 to June 2009, as Chief Financial Officer of the Bourse from August 2007 to February 2009 and as Chief Operating Officer of the Bourse from February 2009 to July 2009.  From December 2004 to February 2007, Mr. Miquelon was Chief Operating Officer of Mediagrif Interactive Technologies, an operator of e-business networks and provider of e-business solutions.  From January 2000 to December 2004, Mr.  Miquelon was Executive Vice-President and Chief Financial Officer of Mediagrif Interactive Technologies.  Mr. Miquelon served as Treasurer of the Corporation between October 2007 and February 2011.  He also held the position of Executive Vice-President and Chief Clearing Officer of the Corporation on an interim basis between February 2009 and July 2009.  Mr. Miquelon brings to the Corporation’s Board of Directors significant management experience and an extensive knowledge of the Bourse as President and Chief Executive Officer and of the Corporation, having served recently as a high-level officer of the Corporation.

Ms. Sharon C. Pel has been the Secretary of the Corporation since March 2009.  Ms. Pel has been the Senior Vice-President and Group Head of Legal and Business Affairs of TMX Group Limited since July 2012.  Ms. Pel is also Senior Vice-President and Group Head of Legal and Business Affairs of TMX Group Inc. and Senior Vice-President, Head of Legal and Business Affairs of TSX Inc., positions she has held since April 2009.  Ms. Pel served as Senior Vice-President, Legal and Business Affairs of TMX Group Inc. and TSX Inc. from February 2004 to April 2009 and as Vice-President, Corporate Development, General Counsel and Corporate Secretary of TMX Group Inc. and TSX Inc. from July 2003 to February 2004.  From January 1990 to June 2003, Ms. Pel was a partner at Torys LLP, an international law firm.

Mr. Claude Turcot is Senior Vice-President, Quantitative Management of Standard Life Investments, Inc., a provider of investment management services.  Mr. Turcot has been associated with and has held various positions with the company (formerly Standard Life Portfolio Management Ltd.) since 1988.  Mr. Turcot was selected to serve on the Corporation’s Board of Directors due to his extensive experience within the investment management services industry acquired as a senior officer with a major international portfolio manager.

Mr. Michael Vivaldi has been Treasurer of the Corporation since February 2011.  Mr. Vivaldi has been the Vice President, Finance and Administration for TMX Group Limited since July 2012. and the Vice President, Finance and Administration for TMX Group Inc. since January of 2008.  In this role, Mr. Vivaldi is responsible for the financial accounting, financial reporting, and administration for all TMX Group legal entities, including the Corporation.  Prior to this role, Mr. Vivaldi was the Director, Finance and Administration of TSX Inc. from December 2004 to January 2008. In this role, Mr. Vivaldi was responsible for the financial accounting, financial reporting, budgeting and forecasting, management reporting and administration for all TSX Inc. legal entities.

Mr. Roger G. Warner has been Director, Member Services of the Corporation since December 2010.  He previously held the position Director, Operations of the Corporation since March 2000.  Mr. Warner served the  Corporation as Project  Manager for Year 2000 issues from March 1998 to March 2000 and as Director, Information Technology from January 1995 to March 1998.  From May 1992 to January 1995, he was Manager, Information Systems of the Corporation.

Item 5.   Legal Proceedings.

None.

Item 6.  Legal Opinions and Experts.

LEGAL OPINIONS

The general counsel of the Corporation has given its opinion that the Options covered by this Registration Statement have been duly authorized and, when duly issued in accordance with the by-laws and rules of the Corporation, will be valid and legally binding obligations of the Corporation in accordance with and subject to such by-laws and rules.

EXPERTS

The balance sheets of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2011 and December 31, 2010 included in this Registration Statement have been audited by KPMG LLP, Chartered Accountants, as stated in their report included herein.  Such financial statements have been so included in reliance upon the report of KPMG LLP given upon authority of KPMG LLP as experts in accounting and auditing.

Item 7.   Financial Statements.

There are set forth below: (i) audited balance sheets of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and audited statements of income, comprehensive income, changes in equity and cash flows for each of the fiscal years ended December 31, 2011 and December 31, 2010; and (ii) unaudited condensed balance sheets of the Corporation as at June 30, 2012 and December 31, 2011, unaudited condensed statements of income, comprehensive income and cash flows for each of the three-month and six-month periods ended June 30, 2012 and June 30, 2011, and unaudited condensed statements of changes in equity for each of the six-month periods ended June 30, 2012 and June 30, 2011.

A purchaser of an Option acquires no ownership interest in the Corporation itself and holders of Options rely primarily on the Corporation’s back-up system rather than its assets to stand behind the Corporation’s obligations in respect of the Options that it issues.

Although the Bourse is not an issuer of or obligor on the Options, the financial statements of the Bourse may be relevant to the continued operations of the Corporation and are available for inspection at the Montréal and Toronto offices of the Corporation and at the Bourse without charge.

Item 8.  Undertakings.

The undersigned registrant hereby undertakes to file a post-effective amendment, not later than 120 days after the end of each fiscal year subsequent to that covered by the financial statements presented herein, containing financial statements meeting the requirements of Regulation S-X and the supplementary financial information specified by Item 12 of Regulation S-K.

The undersigned registrant hereby undertakes not to issue, clear, guarantee or accept any security registered herein until there is a definitive options disclosure document meeting the requirements of Rule 9b-1 of the Securities Exchange Act of 1934 with respect to the class options.

FINANCIAL STATEMENTS

Page:
Audited Financial Statements

Auditors’ Report	II-10

Balance Sheets as of December 31, 2011, December 31, 2010 and January 1, 2010	II-11

Statements of Income and Comprehensive Income for the Years Ended December 31, 2011 and 2010	II-12

Statements of Changes in Equity for the Years Ended December 31, 2011 and 2010	II-13

Statements of Cash Flows for the Years Ended December 31, 2011 and 2010	II-14

Notes to Financial Statements	II-15

Unaudited Interim Financial Statements

Condensed Balance Sheets as of June 30, 2012 and December 31, 2011 (unaudited)	II-51

Condensed Statements of Income and Comprehensive Income for the Three Months and Six Months Ended June 30, 2012 and 2011 (unaudited)	II-52

Condensed Statements of Changes in Equity for the Six Months Ended June 30, 2012 and 2011 (unaudited)	II-53

Condensed Statements of Cash Flows for the Three Months and Six Months Ended June 30, 2012 and 2011 (unaudited)	II-54

Notes to Condensed Interim Financial Statements (unaudited)	II-55

Financial Statements of

CANADIAN DERIVATIVES CLEARING CORPORATION

Years ended December 31, 2011 and 2010

(In thousands of Canadian dollars, unless otherwise stated)

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internetwww.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Canadian Derivatives Clearing Corporation:

We have audited the accompanying balance sheets of Canadian Derivatives Clearing Corporation as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These financial statements are the responsibility of Canadian Derivative Clearing Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canadian Derivatives Clearing Corporation as of December 31, 2011, December 31, 2010, and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 2, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

CANADIAN DERIVATIVES CLEARING CORPORATION
Balance Sheets
(In thousands of Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Current assets:
Cash and cash equivalents	4	$ 4,505	$ 692	$ 4,879
Marketable securities	4	35,178	25,884	15,945
Trade and other receivables	5	1,983	1,376	1,069
Due from related parties	19	16	24	8
Daily settlements due from Clearing Members	6	77,051	33,524	10,889
Clearing Members’ cash margin deposits	6	403,945	118,703	513,166
Clearing fund cash deposits	6	69,773	40,838	41,353
Prepaid expenses		29	32	40
Current income tax assets		-	-	1,469
		592,480	221,073	588,818
Non-current assets:
Premises and equipment	7	183	258	310
Intangible assets		30	42	55
Deferred income tax assets	14	708	784	830
Total Assets		$ 593,401	$ 222,157	$ 590,013

Liabilities and Equity
Current liabilities:
Trade and other payables	10	$ 4,889	$ 869	$ 605
Daily settlements due to Clearing Members	6	77,051	33,524	10,889
Clearing Members’ cash margin deposits	6	403,945	118,703	513,166
Clearing fund cash deposits	6	69,773	40,838	41,353
Due to related parties	19	1,625	783	988
Provisions		14	35	-
Current income tax liabilities		1,257	431	588
		558,554	195,183	567,589
Non-current liabilities:
Accrued employee benefits payable	8	91	74	52
Deferred income tax liabilities	14	2	-	-
Provisions		-	15	-
Total Liabilities		558,647	195,272	567,641

Equity:
Share capital	12	200	200	200
Retained earnings		34,554	26,685	22,172
Total Equity		34,754	26,885	22,372
Commitments	11
Total Liabilities and Equity		$ 593,401	$ 222,157	$ 590,013

See accompanying notes which form an integral part of these financial statements.

Approved on behalf of the Board on February 2, 2012:

      “Marie-Claude Beaulieu”       Chair        “Peter Copestake”        Director

CANADIAN DERIVATIVES CLEARING CORPORATION
Income Statements
(In thousands of Canadian dollars)
Years ended December 31, 2011 and 2010

	Note	2011	2010
Revenue:
Clearing and related		$ 19,774	$ 14,597
Other		(2)	53
Total revenue		19,772	14,650

Expenses:
Compensation and benefits		3,352	2,338
Information and trading systems		49	62
General and administration		2,117	2,016
Shared services	19	4,441	4,779
Depreciation and amortization	7	96	243
Total operating expenses		10,055	9,438

Income from operations		9,717	5,212

Finance income	3	1,272	653

Income before income taxes		10,989	5,865

Income tax expense	14	3,116	1,345

Net income		$ 7,873	$ 4,520

See accompanying notes which form an integral part of these financial statements.

Statements of Comprehensive Income
(In thousands of Canadian dollars)
Years ended December 31, 2011 and 2010

	Note	2011	2010

Net income		$ 7,873	$ 4,520

Other comprehensive loss:
Actuarial losses on post retirement benefit plans (net of tax benefit of $2 in 2011 and $2 in 2010)	8	(4)	(7)
Total comprehensive income		$ 7,869	$ 4,513

See accompanying notes which form an integral part of these financial statements.

CANADIAN DERIVATIVES CLEARING CORPORATION
Statements of Changes in Equity
(In thousands of Canadian dollars)
Years ended December 31, 2011 and 2010

	Note	Share capital	Retained earnings	Total equity
Balance at January 1, 2010		$ 200	$ 22,172	$ 22,372
Net income		-	4,520	4,520
Other comprehensive loss:
Actuarial losses on post retirement benefit plans, net of taxes	8	-	(7)	(7)
Balance at December 31, 2010		$ 200	$ 26,685	$ 26,885
Net income		-	7,873	7,873
Other comprehensive loss:
Actuarial losses on post retirement benefit plans, net of taxes	8	-	(4)	(4)
Balance at December 31, 2011		$ 200	$ 34,554	$ 34,754

See accompanying notes which form an integral part of these financial statements.

CANADIAN DERIVATIVES CLEARING CORPORATION
Statements of Cash Flows
(In thousands of Canadian dollars)
Years ended December 31, 2011 and 2010

	Note	2011	2010
Cash flows from (used in) operating activities:
Income before income taxes		$ 10,989	$ 5,865
Adjustments to determine net cash flows:
Depreciation and amortization		96	243
Finance income	3	(1,272)	(653)
Trade and other receivables, and prepaid expenses		(604)	(299)
Amounts due to and from related parties		850	(221)
Trade and other payables		(95)	291
Payable to the trustee of defaulted Clearing Member	10	4,117	-
Provisions		(36)	50
Accrued employee benefits payable		11	13
Realized gain on marketable securities		19	40
Interest received		1,163	685
Income taxes paid		(2,212)	(11)
		13,026	6,003

Cash flows used in investing activities:
Additions to premises and equipment	7	(9)	(178)
Marketable securities		(9,204)	(10,012)
		(9,213)	(10,190)

Increase (decrease) in cash and cash equivalents		3,813	(4,187)

Cash and cash equivalents, beginning of year		692	4,879

Cash and cash equivalents, end of year		$ 4,505	$ 692

See accompanying notes which form an integral part of these financial statements.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

General information

Canadian Derivatives Clearing Corporation (the “Company”) is a company domiciled in Canada and incorporated under the Canada Business Corporations Act.  The registered office is located at 800 Square Victoria, C.P. 61, Montréal, Quebec, Canada.

The Company is wholly-owned by Bourse de Montréal Inc. (“MX”) which is a wholly-owned subsidiary of TMX Group Inc. The Company is the issuer and clearinghouse of equity, index and interest rate financial derivative contracts traded on the Montreal Exchange and on the over-the-counter (“OTC”) market.

1.        Basis of preparation

(a) Statement of compliance:

The financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first financial statements prepared in accordance with IFRS and as such IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

Reconciliations and explanations of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company are provided in note 21.

The financial statements were approved by the Company’s Board of Directors on February 2, 2012.

(b) Basis of measurement:

The financial statements have been prepared on the historical cost basis except for financial instruments at fair value through profit or loss.

(c) Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that management considers to be relevant. Actual results could differ from these estimates and assumptions.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Judgements, estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant judgements and estimates have been made in the following areas in the preparation of the financial statements:
-
Contingencies – management judgement is required to assess whether contingencies should be recognized or disclosed, and at what value. Management bases its decisions on past experience and other factors it considers to be relevant on a case by case basis;

-
Income taxes – the accounting for income taxes requires estimates and judgements to be made. Where differences arise between estimated income tax provisions and final income tax liabilities, an adjustment is made when the difference is identified (note 14).

2.            Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in the financial statements and in preparing the opening IFRS balance sheet as at January 1, 2010, for the purposes of the transition to IFRS, unless otherwise indicated.

(a)  Revenue recognition:

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognized when the service or supply is provided, when it is probable that the economic benefits will flow to the Company, and when the revenue and the costs incurred in respect of the transaction can be reliably measured.

Clearing and related revenue is recognized on the settlement date of the related transaction.

Other revenue is recorded and recognized as revenue over the period the service is provided.

(b)  Foreign currency:

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The Company’s financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

Revenues earned, expenses incurred and capital assets purchased in foreign currencies are translated into the functional currency at the prevailing exchange rate on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the period end rate or at the transaction rate when settled.  Resulting unrealized and realized foreign exchange gains and losses are recognized within other revenue in the income statement for the period.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(c)  Premises and equipment:

Items of premises and equipment are recognized at cost less accumulated depreciation and any impairment losses.

Assets are depreciated from the date of acquisition. Depreciation is recognized in the income statement on a straight-line basis over the estimated useful life of the asset, or a major component thereof. The residual values and useful lives of the assets are reviewed annually, and revised as necessary.

Depreciation is provided over the following useful lives of the assets:
Asset	Basis	Rate

Computers and other electronic equipment	Straight-line	3 - 5 Years
Furniture and fixtures	Straight-line	5 Years
Leasehold improvements	Straight-line	Over the remaining term of the lease

(d) Intangible assets:

Intangible assets are recognized at cost less accumulated amortization, where applicable, and any impairment in value. Cost includes any expenditure that is directly attributable to the acquisition of the asset. The cost of internally developed assets includes the cost of materials and direct labour, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

Definite life intangible assets are amortized from the date of acquisition or, for internally developed intangible assets, from the time the asset is available for use. Amortization is recognized in the income statement on a straight-line basis over the estimated useful life of the asset.  Residual values and the useful lives of the assets are reviewed at each year end, and revised as necessary.

Amortization is provided over the following useful lives of intangible assets:
Asset	Basis	Rate

Capitalized software and software development	Straight-line	5 Years

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(e) Impairment:

The carrying amounts of the Company’s non-financial assets, other than deferred income tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows derived from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.

(f) Leases:

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases and any lease incentives received are recognized in the income statement on a straight-line basis over the term of the lease.

(g) Employee benefits:

Defined contribution pension plans

TMX Group Inc. has a registered pension plan with a defined contribution tier which covers all employees of the Company.  The expense for the Company is charged to the income statement as it is incurred.

Non-pension post retirement and post employment benefit plans

The Company provides other post retirement and post employment benefits, such as supplementary medical and dental coverage and a long-term disability plan, which are funded on a cash basis by the Company, and contributions from plan members in some circumstances. The Company’s net obligation in respect of these plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine its present value. The discount rates used are based on Canadian AA corporate bond yields. The calculation is performed annually by an actuary based on management’s best estimates and it is performed using the projected benefit method pro-rated on service. For post retirement plans, any actuarial gains and losses are recognized immediately in other comprehensive income in the period in which they arise. For the long-term disability plan, any actuarial gains and losses are recognized within compensation and benefits expense in the income statement.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before retirement.

Short-term employee benefits

Short-term employee benefit obligations, such as wages, salaries and annual vacation entitlements, are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the Company’s annual short-term incentive plan if a present legal or constructive obligation to pay this amount exists as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based payments

The Company has both equity-settled and cash-settled share-based compensation plans, based on the equity of TMX Group Inc.

The Company accounts for all share-based plans to eligible employees that call for settlement by the issuance of equity instruments of TMX Group Inc. using the fair value based method. Under the fair value based method, compensation cost attributable to options to employees is measured at fair value at the grant date, using a recognized option pricing model, and amortized over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of options expected to vest.

Compensation cost attributable to employee awards that call for settlement in cash is measured at fair value at each reporting date, using a recognized option pricing model.  Changes in fair value between the grant date and the measurement date are recognized in the income statement over the vesting period with a corresponding increase in liabilities.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(h) Income tax:

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current income tax is the expected income tax payable or receivable on the taxable income or loss for the period using income tax rates enacted or substantively enacted at the reporting date, and any adjustments to income tax payable in respect of previous years.

Deferred income tax is recognized in respect of certain temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the income tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable income will be available against which it can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Uncertain income tax positions are recognized in the financial statements using management’s best estimate of the amount expected to be paid.

Current income tax assets and liabilities are offset in the financial statements if there is a legally enforceable right to offset them and they relate to income taxes levied by the same taxation authority.

(i) Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.  For onerous leases, the Company provides for the lower of the cost of meeting surplus property lease commitments, net of any sub-lease income, and the costs or penalties it would incur on breaking its lease commitments.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(j) Financial instruments:

Non-derivative financial assets

Financial assets are recognized on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets are generally derecognized when the contractual rights to the cash flows from the assets expire, or when the Company transfers the rights to receive the contractual cash flows on the financial assets to another party without retaining substantially all the risks and rewards of ownership of the financial assets. Financial assets and liabilities are offset and the net amount presented in the balance sheet only when the Company has a current legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies its non-derivative financial assets in the following categories, depending on the purpose for which they were acquired:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are assets classified as held for trading or assets designated as fair value through profit or loss by management and the Company manages the asset, and makes purchase and sale decisions, based on its fair value in accordance with the Company’s documented risk management or investment strategy.  Financial assets at fair value through profit or loss are measured at fair value, with changes recognized in the income statement. Transaction costs thereon are expensed as incurred.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any incremental directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.  Short-term receivables with no stated interest rate are measured at the original transaction amounts where the effect of discounting is immaterial.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Non-derivative financial liabilities

The Company initially recognizes its financial liabilities on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.  Short-term payables with no stated interest rate are measured at the original transaction amounts where the effect of discounting is immaterial.

(k) Cash and cash equivalents:

Cash and cash equivalents consist of cash and liquid investments having an original maturity of three months or less.

(l) Marketable securities:

Marketable securities consist of pooled fund investments in Canadian money market funds and short-term bond and mortgage funds. They are carried at their estimated fair values, with changes in fair value being recorded within finance income in the income statement in the period in which they occur. Estimated fair values are determined based on quoted market values, and there is no contracted maturity date for the investments.

(m) Trade and other receivables:

Trade receivables generally have terms of 30 days. The recoverability of the trade receivables is assessed at each reporting date and an allowance for doubtful accounts is deducted from the asset’s carrying value if the asset is not considered fully recoverable. Any change in the allowance is recognized within general and administration costs in the income statement.

(n) Finance income:

Finance income comprises interest income on funds invested, and changes in the fair value of marketable securities.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(o) Future accounting changes:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing the financial statements. In particular, the following new and amended standards and interpretations are required to be implemented for financial years beginning on or after January 1, 2013, unless otherwise noted:
●	IFRS 9, Financial instruments (January 1, 2015)
●	IFRS 10, Consolidated financial statements
●	IFRS 11, Joint arrangements
●	IFRS 12, Disclosure of interests in other entities
●	IFRS 13, Fair value measurement
●	IAS 27, Separate financial statements
●	IAS 28, Investments in associates and joint ventures
●
IAS 1, Presentation of financial statements: Presentation of items of other comprehensive income – Amendments requiring the grouping of items within other comprehensive income (effective for annual periods beginning on or after July 1, 2012)

●	IFRS 7, Financial instruments – disclosure - Amendments regarding transfers of financial assets (effective for annual periods beginning on or after July 1, 2011)
●	IAS 12, Income taxes – Amendments regarding deferred income tax - Recovery of underlying assets (effective for annual periods beginning on or after January 1, 2012)
●	IAS 19, Employee benefits – Amendments regarding the recognition of gains and losses, the presentation of changes in assets and liabilities, and enhanced disclosure requirements

The Company is reviewing these new standards and amendments to determine the potential impact on the Company’s financial statements once they are adopted.

3.        Finance income

For the years ended December 31,	2011	2010
Interest income on fund invested	$ 1,163	$ 685
Fair value gains (losses) on marketable securities:
- realized	19	40
- unrealized	90	(72)
Finance income	$ 1,272	$ 653

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

4.     Cash and cash equivalents and marketable securities

Cash and cash equivalents and marketable securities are comprised of:
	December 31, 2011	December 31, 2010	January 1, 2010
Cash	$ 4,505	$ 692	$ 4,729
Treasury bills	-	-	150
Cash and cash equivalents	$ 4,505	$ 692	$ 4,879

Money market funds	$ 18,056	$ 14,689	$ -
Bonds and bond funds	17,122	11,195	15,945
Marketable securities	$ 35,178	$ 25,884	$ 15,945

The Company’s exposure to interest rate risk and a sensitivity analysis for marketable securities is discussed in note 17.

As at December 31, 2011, cash and cash equivalents includes $4,117 that was seized from a defaulted Clearing Member’s margin deposit and clearing fund deposit.  There is an equal and offsetting amount recognized within trade and other payables to recognize that this amount is ultimately owed to the trustee in bankruptcy of the defaulted Clearing Member (note 10).

5.     Trade and other receivables

Trade and other receivables are comprised of:
	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivables, gross	$ 1,546	$ 1,376	$ 1,069
Less: Allowance for doubtful accounts	-	-	-
Trade receivables, net	1,546	1,376	1,069
Sales taxes receivable	437	-	-
Trade and other receivables	$ 1,983	$ 1,376	$ 1,069

Trade receivables are regularly reviewed for indicators of impairment.  All monthly fees are invoiced to the Clearing Members on a regular basis and cash is taken from their margin deposit accounts on the fourth business day of each month.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

6.   Daily settlements and cash deposits

Daily settlements due from and to clearing members of the Company (“Clearing Members”) result from marking open futures positions to market and settling option transactions each day and are required to be collected from and paid to Clearing Members prior to the commencement of trading the next day. The Daily settlements due from Clearing Members are presented as an asset on the balance sheet and are not offset against the Daily settlements due to Clearing Members, which are presented as a liability, as there is no legal right to offset. There is no impact on the income statement.

During 2011, the largest amount due from a Clearing Member was $135,327 (2010 - $110,773), and the largest amount due to a Clearing Member was $158,748 (2010 - $93,387).

Cash deposits from Clearing Members are held by the Company and are recognized on the balance sheet under Clearing Members’ cash margin deposits and Clearing fund cash deposits. Government securities, letters of credit (up to March 1, 2011) and other securities are pledged by the Clearing Members under irrevocable agreements and are held with approved depositories. Clearing Members may also pledge letters of credit (up to March 1, 2011) and escrow receipts directly with the Company.

Non-cash clearing fund and non-cash margin deposits that are not included in the balance sheets as at December 31, are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Margin deposits:
Government securities, at market value	$ 2,375,547	$ 1,570,978	$ 2,345,588
Letters of credit, at face value	-	168,000	108,000
Put guaranty letters, at face value	168,951	77,328	32,445
Equity securities (to cover short positions), at market value	1,415,269	1,094,863	615,724
	$ 3,959,767	$ 2,911,169	$ 3,101,757

Clearing fund deposits:
Government securities, at market value	$ 279,668	$ 264,087	$ 205,055

The market value is determined using the quotes on the market exchange on the last day of the year.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

7.    Premises and equipment

Premises and equipment are comprised of:
	Computers and other electronic equipment	Furniture and fixtures	Leasehold improvements	Total
Cost:
Balance at January 1, 2010	$ 2,286	$ 203	$ 704	$ 3,193
Additions	-	-	178	178
Balance at December 31, 2010	$ 2,286	$ 203	$ 882	$ 3,371
Additions	-	-	9	9
Balance at December 31, 2011	$ 2,286	$ 203	$ 891	$ 3,380

Accumulated depreciation:
Balance at January 1, 2010	$ 2,033	$ 199	$ 651	$ 2,883
Charge for the year	129	2	99	230
Balance at December 31, 2010	$ 2,162	$ 201	$ 750	$ 3,113
Charge for the year	88	1	(5)	84
Balance at December 31, 2011	$ 2,250	$ 202	$ 745	$ 3,197

Net book values:
At December 31, 2011	$ 36	$ 1	$ 146	$ 183
At December 31, 2010	$ 124	$ 2	$ 132	$ 258
At January 1, 2010	$ 253	$ 4	$ 53	$ 310

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

8.	Employee future benefits

(a) Defined contribution plans:

The total recognized in respect of defined contribution plan expense for the year ended December 31, 2011, was $126 (2010 - $102), which represents the employer contributions for the period.

(b) Non-pension post retirement benefit plans:

The Company measures the present value of its defined benefit obligations for accounting purposes as at the balance sheet date of each fiscal year.

	Post retirement benefit plans
As at December 31	2011	2010

Accrued benefit obligation:
Balance, beginning of year	$ 86	$ 68
Current service cost	6	5
Interest cost	5	5
Benefits paid	(2)	(1)
Actuarial losses	6	9
Balance, end of year	$ 101	$ 86
Plan assets:
Fair value, beginning of year	$ -	$ -
Employer contributions	2	1
Benefits paid	(2)	(1)
Fair value, end of year	$ -	$ -

Present value of unfunded obligations	$ (101)	$ (86)
Unrecognized past service cost	10	12

Accrued benefit liability	$ (91)	$ (74)

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

The elements of the Company’s post retirement plan costs recognized in the year are as follows. The full cost is recognized within compensation and benefits in the income statement.

	Post retirement benefit plans
For the years ended December 31	2011	2010

Current service cost	$ 6	$ 5
Interest cost	5	5
Amortization of past service costs	3	3
Net benefit plan expense	$ 14	$ 13

The Company recognizes experience adjustments and the effects of changes in actuarial assumptions immediately in other comprehensive income. The aggregate actuarial losses recognized in other comprehensive income are as follows:
	Post retirement benefit plans
	2011	2010
At January 1	$ (9)	$ -
Net actuarial losses recognized in the year	(6)	(9)
At December 31	$ (15)	$ (9)

The Company has applied the IFRS 1 exemption with regards to disclosure of four years of historical data relating to its defined benefit plans; such information will be provided as it becomes available.  Required historical information for the plan is as follows:

	Post retirement benefit plans
	2011	2010	January 1, 2010
Present value of defined benefit obligations	$ 101	$ 86	$ 68
Fair value of plan assets	-	-	-
Deficit	$ (101)	$ (86)	$ (68)

Experience adjustments arising on plan assets	n/a	n/a	n/a
Experience adjustments arising on plan obligations	(6)	(9)	n/a

The significant actuarial assumptions adopted in measuring the obligation are as follows:
	Post retirement benefit plans
As at December 31	2011	2010

Discount rate	5.30%	5.70%

The assumed health care cost trend rate at December 31, 2011 was 7.1% (2010 – 7.2%), decreasing to 4.5% (2010 – 4.5%) over 18 years (19 years in 2010).

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Increasing or decreasing the assumed health care cost trend rates by one percentage point would have a minimal effect on total service and interest cost and the accrued benefit obligation.

The Company expects to contribute approximately $2 to its defined benefit plans in 2012.

9.    Credit facilities

The Company has the following credit facilities:

	Authorized	Amount drawn at December 31, 2011
Revolving standby credit facility	$ 50,000	$ -
Daylight liquidity facility	300,000	-
Call loan facility	50,000	-
Total credit facilities		$ -

In 2011, the Company arranged new credit facilities.  A $300,000 daylight liquidity facility and a $50,000 call loan facility were signed during the year with a Canadian Schedule 1 bank.  The Company has not drawn on either facility.

In addition, in January 2012, the Company increased its standby credit facility from $50,000 to $100,000, signed an additional daylight facility for $400,000 with a Canadian Schedule 1 bank, and closed the $50,000 call loan facility.  These facilities were put in place in relation to the launch of the Company’s repo clearing business, scheduled for 2012.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

10.    Trade and other payables

Trade and other payables are comprised of:
	December 31, 2011	December 31, 2010	January 1, 2010

Trade payables and accrued expenses	$ 286	$ 293	$ 163
Amount owed to the trustee in bankruptcy of a defaulted Clearing Member	4,117	-	-
Sales taxes payable	-	176	133
Employee and director costs payable	441	353	247
Other payables	45	47	62
Trade and other payables	$ 4,889	$ 869	$ 605

At December 31, 2011, an amount of $4,117 payable to the trustee in bankruptcy of a defaulted Clearing Member is included within trade and other payables.  An equivalent and offsetting amount is recognized within cash and cash equivalents as this amount was seized from the Clearing Member’s margin deposit and clearing fund deposit. The amount was fully settled in January 2012.

The fair value of trade and other payables is approximately equal to their carrying amount given their short term until settlement.

11.    Commitments

The Company is committed to the rental of office space under an operating lease with a remaining term of less than one year.

Non-cancellable operating lease rentals are payable as follows:
	December 31, 2011	December 31, 2010	January 1, 2010
Less than one year	$ 40	$ 93	$ 89
Between one and five years	-	40	133
More than five years	-	-	-
	$ 40	$ 133	$ 222

The Company currently occupies premises leased by other companies controlled by TMX Group Inc. The cost of using these premises is charged to the Company through their shared service allocation.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

12.    Share capital
	Number of shares		$
	2011	2010	2011	2010
Authorized:
150,000 voting common shares, without par value

Issued and outstanding:
Balance, beginning and end of year	150,000	150,000	$ 200	$ 200

13.	Share-based payments

At December 31, 2011, the Company had the following share-based payment arrangements in place:

a) Share option plan
b) Restricted share units
c) Employee share purchase plan

(a) Share option plan:

TMX Group Inc. established a share option plan in 2002, the year of its initial public offering.  All employees of TMX Group Inc. and those of its designated subsidiaries at or above the director level are eligible to be granted share options under the share option plan.

In the year ended December 31, 2011, the Company recognized compensation and benefits expense of $129 in relation to its share option plan (2010 – $76).

(b) Restricted share units (“RSUs”):

TMX Group Inc. provides a long-term incentive plan (“LTIP”) for certain employees of its subsidiaries, including those of the Company.  The LTIP provides for the granting of RSUs which vest over a maximum of 3 years and are payable provided the employee is still employed by the Company. The amount of the award payable at the end of the second year following the year in which the RSUs were granted will be determined by the total shareholder return over the period. Total shareholder return represents the appreciation in share price of TMX Group Inc. plus dividends paid on a common share of TMX Group Inc., measured at the time RSUs vest.  The Company is charged for this arrangement in the period in which the award is earned.  During 2011, the Company recognized compensation and benefits expense of $250 in relation to its LTIP (2010 – $139).

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(c) Employee share purchase plan:

The Company offers an employee share purchase plan for eligible employees of the Company.  Under the employee share purchase plan, contributions by the Company and by eligible employees will be used by the plan administrator, CIBC Mellon Trust Company, to make purchases of common shares of TMX Group Inc. on the open market.  Each eligible employee may contribute up to 10% of the employee's salary to the employee share purchase plan.  The Company will contribute to the plan administrator the funds required to purchase one common share of TMX Group Inc. for each two common shares purchased on behalf of the eligible employee, up to a maximum annual contribution.   Shareholder approval is not required for this plan or any amendments to the plan.

The Company accounts for its contributions as compensation expense when the amounts are contributed to the plan.  Compensation and benefits expense related to this plan was $26 for the year ended December 31, 2011 (2010 - $16).

14.    Income taxes

(a) Income tax expense recognized in the income statement:

	2011	2010
Current income tax expense:
Income tax for the current period	$ 3,057	$ 1,389
Adjustments relating to prior years	(21)	(92)
	3,036	1,297
Deferred income tax expense:
Origination and reversal of temporary differences	83	1
Recognition of previously unrecognized temporary differences of a prior period used to (reduce) increase deferred income tax expense	(3)	47

Total income tax expense	$ 3,116	$ 1,345

Income tax expense attributable to income differs from the amounts computed by applying the combined federal and provincial income tax rate of 28.36% (2010 – 30.18%) to income before income taxes as a result of the following:

	2011	2010
Income before income taxes	$ 10,989	$ 5,865

Computed expected income tax expense	3,117	1,770
Provincial tax holiday	-	(397)
Non-deductible expenses	26	32
Adjustments relating to prior years	(24)	(45)
Other	(3)	(15)
Income tax expense	$ 3,116	$ 1,345

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(b) Income tax recognized in other comprehensive loss:

	2011			2010
	Before tax	Tax benefit	Net of tax	Before tax	Tax benefit	Net of tax
Related to actuarial losses of post retirement benefit plans	$ (6)	$ 2	$ (4)	$ (9)	$ 2	$ (7)
Total	$ (6)	$ 2	$ (4)	$ (9)	$ 2	$ (7)

(c) Deferred income tax assets and liabilities:

Deferred income tax assets and liabilities are attributable to the following:
	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
Premises and equipment	$ 28	$ 27	$ -	$ -	$ 28	$ 27
Cumulative eligible capital / intangible assets	652	715	-	-	652	715
Employee future benefits	24	20	-	-	24	20
Other	4	22	(2)	-	2	22
Tax assets (liabilities)	$ 708	$ 784	$ (2)	$ -	$ 706	$ 784

Movements in deferred income tax balances in the year are as follows:
	Premises and equipment	Cumulative eligible capital/ intangible assets	Employee future benefits	Other	Total
Balance at January 1, 2010	$ 103	$ 714	$ 14	$ (1)	$ 830
Recognized in net income	(76)	1	4	23	(48)
Recognized in other comprehensive loss	-	-	2	-	2
Balance at December 31, 2010	27	715	20	22	784
Recognized in net income	1	(63)	2	(20)	(80)
Recognized in other comprehensive loss	-	-	2	-	2
Balance at December 31, 2011	$ 28	$ 652	$ 24	$ 2	$ 706

15.    Government assistance

On April 9, 2001, the ministère des Finances du Québec (the “Ministère”) announced the application of tax measures to support the financial sector in the province of Québec, including, among others, clearing houses such as the Company.  These measures provided income tax exemption, capital tax exemption, and an exemption from employer contributions to the Health Services Fund relating to the eligible activities carried out by the Company for the period from October 1, 2000 to December 31, 2010.  On June 12, 2003, the Ministère reduced these exemptions by 25%. These exemptions, other than the income tax exemption, totalled $nil in 2011 ($76 in 2010). This provincial tax holiday was in place until December 31, 2010 and regular statutory rates have been applicable since January 1, 2011.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

16.    Financial instruments

(a)	Financial instruments – carrying values and fair values:

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets at fair value through profit or loss
- Designated
Marketable securities	$ 35,178	$ 35,178	$ 25,884	$ 25,884	$ 15,945	$ 15,945
	$ 35,178	$ 35,178	$ 25,884	$ 25,884	$ 15,945	$ 15,945

Loans and receivables
Cash and cash equivalents	$ 4,505	$ 4,505	$ 692	$ 692	$ 4,879	$ 4,879
Trade and other receivables	1,983	1,983	1,376	1,376	1,069	1,069
Due from related parties	16	16	24	24	8	8
Daily settlements due from Clearing Members	77,051	77,051	33,524	33,524	10,889	10,889
Clearing Members’ cash margin deposits	403,945	403,945	118,703	118,703	513,166	513,166
Clearing fund cash deposits	69,773	69,773	40,838	40,838	41,353	41,353
	$ 557,273	$ 557,273	$ 195,157	$ 195,157	$ 571,364	$ 571,364

Other financial liabilities
Trade and other payables	$ 4,889	$ 4,889	$ 869	$ 869	$ 605	$ 605
Daily settlements due to Clearing Members	77,051	77,051	33,524	33,524	10,889	10,889
Clearing Members’ cash margin deposits	403,945	403,945	118,703	118,703	513,166	513,166
Clearing fund cash deposits	69,773	69,773	40,838	40,838	41,353	41,353
Due to related parties	1,625	1,625	783	783	988	988
	$ 557,283	$ 557,283	$ 194,717	$ 194,717	$ 567,001	$ 567,001

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(b) Fair value measurement:

The Company uses a fair value hierarchy to categorize the inputs used in its valuation of assets and liabilities carried at fair value. The extent of the Group’s use of unadjusted quoted market prices (Level 1), models using observable market information as inputs (Level 2) and models using unobservable market information (Level 3) in its valuation of assets and liabilities carried at fair value is as follows:

As at 31 December, 2011
Fair value measurements using:
Asset	Level 1	Level 2	Level 3	Assets at fair value
Marketable securities	$ 35,178	$ -	$ -	$ 35,178

As at 31 December, 2010
Fair value measurements using:
Asset	Level 1	Level 2	Level 3	Assets at fair value
Marketable securities	$ 25,884	$ -	$ -	$ 25,884

There were no transfers during the years between any of the levels.

(i) Marketable securities

The investment portfolio includes pooled fund investments managed by an external investment fund manager. There is no contracted maturity date for the investments.

The Company has designated its marketable securities as fair value through profit and loss.  Fair values have been determined by reference to quoted market prices or are based on observable market information. Unrealized gains of $90 have been reflected in net income for the year ended December 31, 2011 (2010 – unrealized losses of $72).

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

17.    Financial risk management

The Company is exposed to a number of financial risks as a result of its operations, which are discussed below. It seeks to monitor and minimize adverse effects from these risks through its risk management policies and processes.

(a) Credit risk:

Credit risk is the risk of financial loss to the Company associated with a counterparty’s failure to fulfill its financial obligations, and arises principally from the Company’s clearing operations, cash and cash equivalents, investments in marketable securities and trade receivables.

 (i)   Clearing operations

The Company is exposed to credit risk in the event Clearing Members fail to settle on the contracted settlement date.  The Company is the central counterparty of all transactions carried out on MX’s markets and on the OTC market when the transaction is cleared through the Company.  It primarily supports the risk of one or more counterparties, meeting strict financial and regulatory criteria, defaulting on their obligations, in which case the obligations of that counterparty would become the obligations of the Company.  This risk is greater if market conditions are unfavourable at the time of the default.

The Company’s principal risk management practice is the collection of risk-based margin deposits in the form of cash, letters of credit (up to March 1, 2011), equities and liquid government securities.  Should a Clearing Member fail to meet a margin call or otherwise not honour its obligations under open futures and options contracts, margin deposits would be seized and would then be available to apply against the costs incurred to liquidate the Clearing Member’s positions.

The Company’s margining system is complemented by a Daily Capital Margin Monitoring (“DCMM”) process that evaluates the financial strength of a Clearing Member against its margin requirements. The Company monitors the margin requirements of a Clearing Member as a percentage of its capital (net allowable assets). The Company will make additional margin calls when the ratio of margin requirement/net allowable assets exceeds 100%. The additional margin requirement is equal to the excess of the ratio over 100%.

The Company also maintains a clearing fund of deposits of cash and securities from all Clearing Members.  The aggregate level of clearing funds required from all Clearing Members must cover the worst loss that the Company could face if one counterparty is failing under various extreme but plausible market conditions. Each Clearing Member contributes to the clearing fund in proportion to its margin requirements. If, by a Clearing Member’s default, further funding is necessary to complete a liquidation, the Company has the right to require other Clearing Members to contribute additional amounts equal to their previous contribution to the clearing fund.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

The Company’s cash margin deposits and cash clearing fund deposits are held at a Canadian Schedule 1 chartered bank. The Company’s non-cash margin deposits and non-cash clearing fund deposits are pledged to the Company under irrevocable agreements and are held by approved depositories.  This collateral may be seized by the Company in the event of default by a Clearing Member.  As at December 31, 2011, the Company held non-cash margin deposits of $3,959,767 (December 31, 2010 - $2,911,169), and non-cash clearing fund deposits of $279,668 (December 31, 2010 – $264,087), held primarily in government and equity securities (note 6). These amounts are not included in the Company’s balance sheets.

(ii)   Cash and cash equivalents

Cash and cash equivalents are deposited with Schedule 1 chartered Canadian banks.

(iii)   Investments in marketable securities

The Company manages its exposure to credit risk arising from investments in marketable securities by holding investment funds that actively manage credit risk. The investment policy of the Company will only allow excess cash to be invested within money market securities or fixed income securities. Fixed income securities must compose less than 70% of the overall portfolio. The majority of the portfolio is held within a money market fund and a specific short-term bond and mortgage fund. The money market fund manages credit risk by limiting its investments to government or government-guaranteed treasury bills, and high-grade corporate notes.  The short term bond and mortgage fund manages credit risk by limiting its investments to high-quality Canadian corporate bonds, government bonds and up to 40% of the fund's net assets in conventional first mortgages and mortgages guaranteed under the National Housing Act (Canada). Corporate bonds held must have a minimum credit rating of BBB by DBRS Limited at the time of purchase.  Mortgages may not comprise more than 40% of the portfolio and must be either multi-residential conventional first mortgages or multi-residential government guaranteed mortgages.  The Company does not have any investments in non-bank asset-backed commercial paper.

 (iv)  Trade receivables

The Company’s exposure to credit risk resulting from uncollectable accounts is influenced by the individual characteristics of its customers, many of whom are banks and financial institutions. All monthly fees are invoiced to the Clearing Members on a regular basis and cash is taken from their margin deposit accounts on the fourth business day of each month.  Any other trade receivables are invoiced to the Company’s customers on a regular basis and the Company maintains a collections team to monitor customer accounts and minimize the amount of overdue receivables.  There is no concentration of credit risk arising from trade receivables from a single customer.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The liquidity risk to the Company arises principally from its clearing operations.  The Company manages its liquidity risk through the Clearing Members’ margin and clearing fund deposits and the management of credit facilities, cash and cash equivalents, and marketable securities.  The contractual maturities of the Company’s financial liabilities are as follows:

			At 31 December, 2011
	Less than 1 year	Between 1 and 5 years	Greater than 5 years
Trade and other payables	$ 4,889	$ -	$ -
Daily settlements due to Clearing Members	77,051	-	-
Clearing Members’ cash margin deposits	403,945	-	-
Clearing fund cash deposits	69,773	-	-
Due to related parties	1,625	-	-
			At 31 December, 2010
	Less than 1 year	Between 1 and 5 years	Greater than 5 years
Trade and other payables	$ 869	$ -	$ -
Daily settlements due to Clearing Members	33,524	-	-
Clearing Members’ cash margin deposits	118,703	-	-
Clearing fund cash deposits	40,838	-	-
Due to related parties	783	-	-

(i)	Clearing Members’ margin and clearing fund deposits

Clearing fund deposits and clearing fund margins are held in liquid instruments.  Cash deposits from Clearing Members are held by the Company and are recognized on the balance sheet under Clearing Members’ cash margin deposits and Clearing fund cash deposits. Government securities, letters of credit (up to March 1, 2011) and other securities are pledged by the Clearing Members under irrevocable agreements and are held with approved depositories. Clearing Members may also pledge letters of credit (up to March 1, 2011) and escrow receipts directly with the Company (note 6).

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(ii) Credit facilities

The daylight liquidity facility is in place to provide liquidity in exchange for securities that have been received by the Company. The daylight liquidity facility must be cleared to zero at the end of each day.

Both the revolving standby credit facility and the call loan facility are in place to provide end of day liquidity in the event that the Company is unable to clear the daylight liquidity facility to zero. This event would only occur in the event of a Clearing Member default.  The facility will provide liquidity in exchange for collateral in the form of Clearing Member deposits.

(iii)	Cash and cash equivalents

Cash is held at a Canadian Schedule 1 chartered bank and is readily accessible.

(iv)	Marketable securities

The investment policy of the Company will only allow excess cash to be invested within money market securities or fixed income securities. Fixed income securities must compose less than 70% of the overall portfolio. The majority of the portfolio is held within a money market fund and a specific short-term bond and mortgage fund.  The money market fund limits its investments to government or government-guaranteed treasury bills, and high-grade corporate notes.  The short-term bond and mortgage fund limits its investments to high-quality Canadian corporate bonds, government bonds and up to 40% of the fund's net assets in conventional first mortgages and mortgages guaranteed under the National Housing Act (Canada). Fund units can be redeemed on any day that Canadian banks are open for business.  Funds will be received the day following the redemption.

(c)	Market risk:

Market risk is the risk that changes in market price, such as foreign exchange rates, interest rates, commodity prices and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(i)  Foreign currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars.  The Company is exposed to foreign currency risk on cash and cash equivalents denominated in US dollars.  At December 31, 2011, cash and cash equivalents includes US $14 (2010 – US $50), which is exposed to changes in the US – Canadian dollar exchange rate.  The approximate impact of a 1% rise or fall in the Canadian dollar compared to the US dollar on these exposed balances at December 31, 2011 and December 31, 2010 would have no significant impact on net income.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

 (ii) Interest rate risk

The Company is exposed to interest rate risk on its marketable securities.

External investment fund managers have been engaged by the Company to manage the asset mix and the risks associated with its marketable securities.  At December 31, 2011 the Company held $35,178 in these funds (2010 - $25,884), of which 51% (2010 – 57%) were held in money market investments and the remainder was held in a short-term bond and mortgage fund (see note 4).  The approximate impact on the carrying value of these investments at December 31, 2011 of a 1% rise and a 1% fall in interest rates is $(354) and $354 respectively.

(iii) Other market price risk

The Company is exposed to other market price risk if a Clearing Member fails to take or deliver derivative products on the contracted settlement date where the contracted price is less favourable than the current market price.  The Company manages this through its risk management practices as part of its clearing operation.

The Company’s measure of total potential exposure, as described previously, includes measures of market risk which are factored into the collateral required from each Clearing Member.

18. Capital maintenance

The Company’s primary objectives in managing capital include maintaining adequate financial resources to ensure market confidence and support operations while maintaining business growth.

The current economic conditions have not changed the Company’s objectives, policies or processes for managing capital.

The Company must maintain certain cash amounts in accordance with the following capital requirements:

(i) $5,000 as part of the Clearing Member default recovery process plus an additional $5,000 in the event that the initial $5,000 is fully utilized during a default; and

(ii) sufficient cash, cash equivalents and marketable securities to cover 12 months of operating expenses, excluding amortization and depreciation.

The Company has complied with these externally imposed capital requirements put into place during 2011.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

19. Related party relationships and transactions

Parent:

The parent of the Company is MX and the ultimate controlling party is TMX Group Inc.

Key management personnel compensation:

Compensation for key management personnel was as follows for the year:

	2011	2010
Short-term employee benefits	$ 686	$ 568
Post-employment benefits	65	44
Share-based payments	520	338
Balance as at December 31	$ 1,271	$ 950

Other related party transactions:

TSX Inc., a commonly controlled enterprise, and MX provide core technology services to the Company through certain services agreements in place between the companies. The SOLA clearing system (“SOLA”) used by the Company is licensed from MX on a perpetual basis. SOLA is currently being developed to facilitate repo clearing, scheduled for delivery in 2012.

For the year ended December 31, 2011, pursuant to the services agreement, MX provided personnel, premises and certain other services to the Company in the total amount of $2,432 ($3,357 in 2010) recorded at the amount established and agreed to by the Company. These transactions were undertaken in the normal course of business. The Company also paid management fees to MX in the amount of $600 ($600 in 2010).

For the year ended December 31, 2011, pursuant to the services agreement, TSX Inc. provided personnel, premises and certain other services to the Company in the total amount of $1,446 ($822 in 2010) recorded at the amount established and agreed to by the Company. These transactions were undertaken in the normal course of business.

The Company charged management fees in the amount of $37 in 2011 ($50 in 2010) to the Montreal Climate Exchange Inc., a commonly controlled enterprise.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

20. Subsequent events

During January 2012 the Company increased its standby credit facility from $50,000 to $100,000, signed an additional daylight facility for $400,000 and closed the $50,000 call loan facility.  These facilities were put in place in relation to the launch of the repo clearing business, scheduled for February 2012.

As of the date of release of these financial statements the Board of Directors of the Company has approved two additional credit facilities.  These two facilities, although approved by the Board of Directors, are not in place as of the date of these financial statements.   Both credit facilities will be put in place in advance of the launch of repo clearing, scheduled for February 2012. Both facilities are intended to deal with the liquidity issues that the Company may face as a result of the default of a Clearing Member.

The first facility is a $1.2 billion repurchase facility (“Repo Facility”) between the Company and a syndicate of 6 Canadian Schedule 1 chartered banks.  The Repo Facility will provide end of day liquidity to the Company in order for the Company to meet the clearing related obligations of a defaulted Clearing Member.  Funds will be advanced from the Repo Facility in exchange for collateral held by the Company in the form of highly liquid fixed income securities.

The second facility is a loan facility between the Company and the Bank of Canada.  The loan facility has no set amount.   This facility is in place to provide liquidity to the Company where the Company is unable to obtain sufficient liquidity from its normal sources of liquidity as may be required to enable it to settle the payment obligations of the Company to its Clearing Members.   All advances under this facility are secured with collateral held by the Company in the form of highly liquid fixed income securities.

21.    Transition to IFRS

As discussed in note 1, the financial statements have been prepared in accordance with IFRS. These are the Company’s first annual financial statements that comply with IFRS, and as such IFRS 1 is applicable.

In accordance with IFRS 1, the Company has applied IFRS retrospectively as of January 1, 2010 (the “Transition Date”) for comparative purposes.  In preparing its opening balance sheet and comparatives in accordance with IFRS, the Company has adjusted amounts reported previously in its financial statements prepared in accordance with pre-conversion Canadian generally accepted accounting principles (“GAAP”).  The impact of the transition on the Company’s financial position and financial performance is discussed below. The impact of the transition on the Company’s statement of cash flows was minimal.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(A)   Initial elections upon adoption:

In accordance with IFRS 1, the Company has applied certain optional exemptions and a mandatory exception from full retrospective application of IFRS.  Set out below are the IFRS 1 optional exemptions that the Company has elected to apply on its conversion to IFRS and the mandatory exception that is applicable to the Company.

IFRS 1 optional exemptions:

1.
Employee benefits – This exemption allows first-time adopters to recognize all cumulative unamortized actuarial gains and losses directly to retained earnings on the Transition Date, thus resetting unamortized actuarial gains and losses to zero. Not taking this exemption would require retrospective application of IAS 19, Employee Benefits (“IAS 19”), from the inception of all benefit plans. The Company has elected to apply this exemption, and recognize all unamortized actuarial gains and losses under pre-conversion Canadian GAAP to retained earnings on the Transition Date.

2.
Share-based payments – This exemption allows first-time adopters to limit its application of IFRS 2, Share-based Payments (“IFRS 2”) to only certain historical transactions. IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 to equity instruments granted on or before November 7, 2002, or to equity instruments granted after that date but which have vested by the Transition Date. In addition, it encourages, but again does not require, first-time adopters to apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before the date of transition to IFRS. The Company has elected to only apply IFRS 2 to equity instruments granted after November 7, 2002 and remaining unvested at the Transition Date as well as to cash-settled share-based liabilities remaining unsettled as at the Transition Date.

3.
Leases – This exemption allows first-time adopters to elect to apply IFRIC 4, Determining whether an Arrangement contains a Lease (“IFRIC 4”), only to arrangements existing at the Transition Date. An additional exemption also exists, allowing a first-time adopter to opt out of reassessing its arrangements under IFRIC 4 if it has already assessed whether an arrangement contains a lease in accordance with pre-conversion Canadian GAAP EIC-150, Determining Whether an Arrangement Contains a Lease (“EIC-150”). The Company has elected to apply both exemptions thus limiting its reassessment under IFRIC 4 to arrangements in place at the Transition Date that were not subject to the scope of EIC-150 under pre-conversion Canadian GAAP.

IFRS 1 mandatory exception:

IFRS 1 prohibits retrospective application of certain aspects of IFRS. The mandatory exception that is applicable to the Company on its conversion to IFRS is as follows:

1.
Estimates – Hindsight cannot be used to create or revise estimates. The estimates previously made by the Company under pre-conversion Canadian GAAP have not been revised for application of IFRS except where necessary to reflect any difference in accounting policies.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

(B) Reconciliation of pre-conversion Canadian GAAP to IFRS:

In accordance with IFRS 1, the following tables and notes present reconciliations and explanations of how the transition to IFRS has affected the Company’s comparative financial statements:

Reconciliation of Equity*
	Note	January 1, 2010	December 31, 2010
Equity under pre-conversion Canadian GAAP		$ 22,408	$ 26,866
Differences increasing (decreasing) reported equity:
Employee benefits	a	(36)	(41)
Share-based compensation	b	-	60
Equity under IFRS		$ 22,372	$ 26,885

* Figures in the table above are net of income tax where applicable.

Reconciliation of Comprehensive Income*
	Note	Year ended December 31, 2010
Comprehensive income under pre-conversion Canadian GAAP		$ 4,458
Differences increasing (decreasing) reported comprehensive income:
Employee benefits	a	(5)
Share-based compensation	b	60
Comprehensive income under IFRS		$ 4,513

* Figures in the table above are net of income tax where applicable.

Notes to the reconciliations:

Changes in accounting policies

In addition to the exemptions and exception discussed above, the following describes the differences between the Company’s pre-conversion Canadian GAAP accounting policies and those adopted on transition to IFRS which have impacted the Company’s financial position and/or financial performance:

(a)	EMPLOYEE BENEFITS:

As stated previously, the Company has applied the IFRS 1 exemption and elected to recognize all cumulative unamortized actuarial gains and losses that existed at the Transition Date directly to retained earnings for its post retirement benefit plan. In taking this exemption, the Company is applying IAS 19 retrospectively from the Transition Date. The significant differences between IAS 19 and pre-conversion Canadian GAAP as applicable to the Company are discussed below.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Actuarial gains and losses:
Pre-conversion Canadian GAAP – The Company amortized actuarial gains and losses arising from its post retirement benefit plan over the expected average remaining service period of active employees when the net accumulated actuarial gain or loss was in excess of 10% of the greater of the accrued benefit obligations and the fair value of plan assets at the beginning of the fiscal year.

IFRS – As permitted under IAS 19, the Company has elected to recognize all actuarial gains and losses on post retirement plans immediately in other comprehensive income without recycling to the income statement in subsequent periods.

Recognition of past service costs:

Pre-conversion Canadian GAAP – Past service costs arising from plan amendments or initiation were amortized on a straight-line basis over the expected average remaining service period of employees active at the time of the amendment.

IFRS – Past service costs arising from plan amendments or initiation are amortized on a straight-line basis over the expected average period remaining to vest. Any benefits already vested are recognized immediately in net income.

Impact on the Company – On the Transition Date, accrued employee benefits payable was increased by $49, with the offset to retained earnings. The income tax effect on the above transition adjustment was an increase of $13 in deferred income tax assets, with the offset to retained earnings.

In the year ended December 31, 2010, comprehensive income was reduced by $5 in respect of changes relating to employee benefits.  As at December 31, 2010, the cumulative impact on accrued employee benefits payable was an increase of $55 and the cumulative impact on deferred income tax assets was an increase of $14.

(b)	SHARE BASED COMPENSATION:

As stated previously, the Company has elected to only apply IFRS 2 to equity instruments granted after November 7, 2002, and remaining unvested at the Transition Date as well as to liabilities remaining unsettled as at the Transition Date. The significant differences between IFRS 2 and pre-conversion Canadian GAAP as applicable to the Company are discussed below.

Recognition of expense:
Pre-conversion Canadian GAAP – For share-based awards with graded vesting the total fair value of the award was recognized by the Company on a straight-line basis over the vesting period.

IFRS – Each tranche of an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each tranche is accounted for on that basis.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Forfeitures:
Pre-conversion Canadian GAAP – Forfeitures of awards were recognized as they occurred.

IFRS – Compensation expense is recognized based on an estimate of the number of awards expected to vest and is revised if subsequent information indicates that actual forfeitures differ from the estimate.

Cash-settled share based payments:
Pre-conversion Canadian GAAP – The liability for restricted share units was accrued based on the intrinsic value of the award with changes in the intrinsic values at each reporting period recognized in the income statement.

IFRS – The Company is required to measure the liability at fair value on the date of grant and at each subsequent reporting date by applying an option pricing model. Changes in fair value are recognized in the income statement.

Impact on the Company – There was no impact to the Company on the Transition Date.

For the year ended December 31, 2010, comprehensive income was increased by $60, and as at December 31, 2010 amounts due to related parties was reduced by the same amount in respect of changes relating to share based compensation.

Presentation

The following describes differences in presentation between the Company’s IFRS financial statements and those prepared in accordance with pre-conversion Canadian GAAP:

(c)	DEFERRED INCOME TAXES:
Pre-conversion Canadian GAAP – Deferred income taxes (previously future income taxes) were split between short-term and long-term components based on either (i) the underlying asset or liability or (ii) the expected reversal of items not related to a particular asset or liability.

IFRS – All deferred income tax balances are classified as non-current.

(d)	PROVISIONS:
Pre-conversion Canadian GAAP – The Company presented provisions as part of trade and other payables or other non-current liabilities on the balance sheet.

IFRS – Provisions will be presented separately where significant.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Reconciliation of Balance Sheet as at January 1, 2010
	Pre-conversion Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance
Assets
Current assets:
Cash and cash equivalents	$ 4,879	$ -	$ -	$ 4,879
Marketable securities	15,945	-	-	15,945
Trade receivables	1,069	-	-	1,069
Due from related parties	8	-	-	8
Daily settlements due from Clearing Members	10,889	-	-	10,889
Clearing Members’ cash margin deposits	513,166	-	-	513,166
Clearing fund cash deposits	41,353	-	-	41,353
Prepaid expenses	40	-	-	40
Current income tax assets	1,469	-	-	1,469
	588,818	-	-	588,818
Non-current assets:
Premises and equipment	310	-	-	310
Intangible assets	55	-	-	55
Deferred income tax assets	817	13	-	830
Total Assets	$ 590,000	$ 13	$ -	$ 590,013

Liabilities and Equity
Current liabilities:
Trade and other payables	$ 605	$ -	$ -	$ 605
Daily settlements due to Clearing Members	10,889	-	-	10,889
Clearing Members’ cash margin deposits	513,166	-	-	513,166
Clearing fund cash deposits	41,353	-	-	41,353
Due to related parties	988	-	-	988
Provisions	-	-	-	-
Current income tax liabilities	588	-	-	588
	567,589	-	-	567,589
Non-current liabilities:
Accrued employee benefits payable	3	49	-	52
Deferred income tax liabilities	-	-	-	-
Provisions	-	-	-	-
Total Liabilities	567,592	49	-	567,641
Equity:
Share capital	200	-	-	200
Retained earnings	22,208	(36)	-	22,172
Total Equity	22,408	(36)	-	22,372
Total Liabilities and Equity	$ 590,000	$ 13	$ -	$ 590,013

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Reconciliation of Income Statement for the year ended December 31, 2010
	Pre-conversion Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance
Revenue:
Clearing and related	$ 14,597	$ -	$ -	$ 14,597
Other	53	-	-	53
Total revenue	14,650	-	-	14,650

Expenses:
Compensation and benefits	2,401	(63)	-	2,338
Information and trading systems	62	-	-	62
General and administration	2,016	-	-	2,016
Shared services	4,779	-	-	4,779
Depreciation and amortization	243	-	-	243
Total operating expenses	9,501	(63)	-	9,438

Income from operations	5,149	63	-	5,212

Finance income	653	-	-	653

Income before income taxes	5,802	63	-	5,865

Income tax expense	1,344	1	-	1,345

Net income	$ 4,458	$ 62	$ -	$ 4,520

Reconciliation of Statement of Comprehensive Income for the year ended December 31, 2010
	Pre-conversion Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance
Net income	$ 4,458	$ 62	$ -	$ 4,520
Other comprehensive loss:
Actuarial losses on post retirement benefit plans (net of tax benefit of $2)	-	(7)	-	(7)
Total comprehensive income	$ 4,458	$ 55	$ -	$ 4,513

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Financial Statements
(In thousands of Canadian dollars)
Years Ended December 31, 2011 and 2010

Reconciliation of Balance Sheet as at December 31, 2010
	Pre-conversion Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance
Assets
Current assets:
Cash and cash equivalents	$ 692	$ -	$ -	$ 692
Marketable securities	25,884	-	-	25,884
Trade receivables	1,376	-	-	1,376
Due from related parties	24	-	-	24
Daily settlements due from Clearing Members	33,524	-	-	33,524
Clearing Members’ cash margin deposits	118,703	-	-	118,703
Clearing fund cash deposits	40,838	-	-	40,838
Prepaid expenses	32	-	-	32
Current income tax assets	-	-	-	-
	221,073	-	-	221,073
Non-current assets:
Premises and equipment	258	-	-	258
Intangible assets	42	-	-	42
Deferred income tax assets	770	14	-	784
Total Assets	$ 222,143	$ 14	$ -	$ 222,157

Liabilities and Equity
Current liabilities:
Trade and other payables	$ 919	$ -	$ (50)	$ 869
Daily settlements due to Clearing Members	33,524	-	-	33,524
Clearing Members’ cash margin deposits	118,703	-	-	118,703
Clearing fund cash deposits	40,838	-	-	40,838
Due to related parties	843	(60)	-	783
Provisions	-	-	35	35
Current income tax liabilities	431	-	-	431
	195,258	(60)	(15)	195,183
Non-current liabilities:
Accrued employee benefits payable	19	55	-	74
Provisions	-	-	15	15
Total Liabilities	195,277	(5)	-	195,272

Equity:
Share capital	200	-	-	200
Retained earnings	26,666	19	-	26,685
Total Equity	26,866	19	-	26,885
Total Liabilities and Equity	$ 222,143	$ 14	$ -	$ 222,157

Condensed Interim Financial Statements of

CANADIAN DERIVATIVES CLEARING CORPORATION

Six months ended June 30, 2012 and 2011

(In thousands of Canadian dollars, unless otherwise stated)

(Unaudited)

CANADIAN DERIVATIVES CLEARING CORPORATION
Condensed Interim Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	Note	June 30,	December 31,
		2012	2011

Assets
Current assets:
Cash and cash equivalents		$ 11,397	$ 4,505
Marketable securities		33,991	35,178
Trade and other receivables		3,089	1,983
Daily settlements due from Clearing Members	6	91,495	77,051
Clearing Members’ cash margin deposits	6	479,709	403,945
Clearing fund cash deposits	6	55,403	69,773
Net amounts receivable on open REPO agreements	3	6,596,427	-
Due from related parties	5	109	16
Prepaid expenses		57	29
Current income tax assets		378	-
		7,272,055	592,480

Non-current assets:
Premises and equipment		185	183
Other intangible assets		24	30
Deferred income tax assets		696	708
Total Assets		$ 7,272,960	$ 593,401

Liabilities and Equity
Current liabilities:
Trade and other payables		1,224	$ 4,889
Daily settlements due to Clearing Members	6	91,495	77,051
Clearing Members’ cash margin deposits	6	479,709	403,945
Clearing fund cash deposits	6	55,403	69,773
Net amounts payable on open REPO agreements	3	6,596,427	-
Due to related parties	5	537	1,625
Provisions		-	14
Current income tax liabilities		-	1,257
		7,224,795	558,554

Non-current liabilities:
Accrued employee benefits payable		99	91
Deferred income tax liabilities		-	2
Total Liabilities		7,224,894	558,647

Equity:
Share capital		10,200	200
Retained earnings		37,866	34,554
Total Equity		48,066	34,754

Total Liabilities and Equity		$ 7,272,960	$ 593,401

See accompanying notes which form an integral part of these condensed interim financial statements.

CANADIAN DERIVATIVES CLEARING CORPORATION
Condensed Interim Income Statements and Comprehensive Income Statements
(In thousands of Canadian dollars)
(Unaudited)

	Note	Three Months Ended June 30,		Six Months Ended June 30,
		2012	2011	2012	2011

Revenue:
Clearing and related		$ 6,320	$ 5,143	$ 11,856	$ 9,895
Other		(66)	1	(1)	-
REPO interest:
Interest income		8,892	-	9,650	-
Interest expense		(8,892)	-	(9,650)	-
Net REPO interest		-	-	-	-

Total revenue		6,254	5,144	11,855	9,895

Expenses:
Compensation and benefits		1,119	783	2,248	1,547
Information and trading systems		16	12	53	21
General and administration		1,319	648	2,395	1,060
Shared services	5	1,109	821	3,055	1,692
Depreciation and amortization		27	31	55	35
Total operating expenses		3,590	2,295	7,806	4,355

Income from operations		2,664	2,849	4,049	5,540

Finance income		288	319	502	488

Income before income taxes		2,952	3,168	4,551	6,028

Income tax expense		794	857	1,239	1,707

Net income and comprehensive income		$ 2,158	$ 2,311	$ 3,312	$ 4,321

See accompanying notes which form an integral part of these condensed interim financial statements.

CANADIAN DERIVATIVES CLEARING CORPORATION
Condensed Interim Statements of Changes in Equity
(In thousands of Canadian dollars)
(Unaudited)

	Note	Six Months Ended June 30,
		2012	2011

Common shares:
Balance, beginning of period		$ 200	$ 200
Issuance of common shares		10,000	-
Balance, end of period		10,200	200

Retained earnings:
Balance, beginning of period		34,554	26,685
Net income		3,312	4,321
Balance, end of period		37,866	31,006

Total equity, end of period		$ 48,066	$ 31,206

See accompanying notes which form an integral part of these condensed interim financial statements.

CANADIAN DERIVATIVES CLEARING CORPORATION
Condensed Interim Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Note	Three Months Ended June 30,		Six Months Ended June 30,
		2012	2011	2012	2011

Cash flows from (used in) operating activities:
Income before income taxes		$ 2,952	$ 3,168	$ 4,551	$ 6,028
Adjustments to determine net cash flows:
Depreciation and amortization		27	31	55	35
Finance income		(288)	(319)	(502)	(488)
Trade and other receivables, and prepaid expenses		140	(94)	(1,134)	(575)
Amounts due to and from related parties		(841)	(772)	(1,181)	932
Trade and other payables		168	199	452	(156)
Provisions		(6)	(9)	(14)	(18)
Accrued employee benefits payable		4	3	8	7
Realized gain on marketable securities		5	3	3	3
Payable owing to trustee of bankrupt member		-	-	(4,117)	-
Interest received		277	262	546	507
Income taxes paid		(843)	(428)	(2,864)	(1,320)
		1,595	2,044	(4,197)	4,955

Cash flows from (used in) financing activities:
Issuance of common shares		-	-	10,000	-
		-	-	10,000	-

Cash flows from (used in) investing activities:
Additions to premises and equipment		(25)	-	(51)	-
Marketable securities		(687)	(2,181)	1,140	(5,346)
		(712)	(2,181)	1,089	(5,346)

Increase (decrease) in cash and cash equivalents		883	(137)	6,892	(391)

Cash and cash equivalents, beginning of period		10,514	438	4,505	692

Cash and cash equivalents, end of period		$ 11,397	$ 301	$ 11,397	$ 301

See accompanying notes which form an integral part of these condensed interim financial statements.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Condensed Interim Financial Statements
(In thousands of Canadian dollars)
Six Months Ended June 30, 2012 and 2011
(Unaudited)

General information

Canadian Derivatives Clearing Corporation (the “Company”) is a company domiciled in Canada and incorporated under the Canada Business Corporations Act.  The registered office is located at 800 Square Victoria, C.P. 61, Montréal, Quebec, Canada.

The Company is wholly-owned by Bourse de Montréal Inc. (“MX”) which is a wholly-owned subsidiary of TMX Group Inc. (“TMX”) The Company is the issuer and clearinghouse of equity, index and interest rate derivative contracts traded on the Montreal Exchange and on the over-the-counter (“OTC”) market.

1.          Basis of preparation

(a) Statement of preparation:

The unaudited condensed interim financial statements as at and for the six months ended June 30, 2012 (the “financial statements”) have been prepared by management to comply with the requirements of International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB”), for the preparation of interim financial statements, and they are in compliance with IAS 34, Interim Financial Reporting.

The financial statements do not contain all disclosures required by IFRS for annual financial statements but have been prepared using the same accounting policies and methods of application as those used in the most recently prepared annual financial statements. Accordingly, the financial statements should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2011.

(b) Basis of measurement:

The financial statements have been prepared on the historical cost basis except for financial instruments at fair value through profit or loss.

(c) Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that management considers to be relevant.  The areas of significant judgement and estimation were identified in the Company’s audited annual financial statements for the year ended December 31, 2011.  Actual results could differ from the estimates and assumptions made.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Condensed Interim Financial Statements
(In thousands of Canadian dollars)
Six Months Ended June 30, 2012 and 2011
(Unaudited)

Judgements, estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

2.             Current and future accounting changes

The following two amendments to IFRS are effective for the Company from January 1, 2012. There was no impact on the financial statements as a result of their application:
●	IFRS 7, Financial instruments – disclosure - Amendments regarding transfers of financial assets
●	IAS 12, Income taxes – Amendments regarding deferred income tax - Recovery of underlying assets

A number of new standards, and amendments to standards and interpretations, are not yet effective for the six months ended June 30, 2012, and have not been applied in preparing the financial statements. In particular, the following new and amended standards and interpretations are required to be implemented for financial years beginning on or after January 1, 2013, unless otherwise noted:
●	IFRS 9, Financial instruments (effective for annual periods beginning on or after January 1, 2015)
●	IFRS 10, Consolidated financial statements
●	IFRS 11, Joint arrangements
●	IFRS 12, Disclosure of interests in other entities
●	IFRS 13, Fair value measurement
●	IAS 27, Separate financial statements
●	IAS 28, Investments in associates and joint ventures
●
IAS 1, Presentation of financial statements: Presentation of items of other comprehensive income – Amendments requiring the grouping of items within other comprehensive income (effective for annual periods beginning on or after July 1, 2012)

●	IAS 19, Employee benefits – Amendments regarding the recognition of gains and losses, the presentation of changes in assets and liabilities, and enhanced disclosure requirements
●	IFRS 7, Financial instruments – disclosure – Amendments relating to the offsetting of financial assets and financial liabilities
●	IAS 32, Financial instruments – presentation – Amendments relating to the offsetting of financial assets and financial liabilities (effective for annual periods beginning on or after January 1, 2014)

The Company is reviewing these new standards and amendments to determine the potential impact on the Company’s financial statements once they are adopted.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Condensed Interim Financial Statements
(In thousands of Canadian dollars)
Six Months Ended June 30, 2012 and 2011
(Unaudited)

3.      Clearing of REPO agreements

In February 2012, the Company launched the clearing of fixed income repurchase (“REPO”) agreements. OTC REPO agreements between buying and selling clearing members of the Company (“Clearing Members”) are novated to the Company whereby the rights and obligations of the Clearing Members under the REPO agreements are cancelled and replaced by new agreements with the Company. Once novation occurs, the Company becomes the counterparty to both the buying and selling Clearing Member.  As a result, the contractual right to receive and return the principal amount of the REPO as well as the contractual right to receive and pay interest on the REPO is thus transferred to the Company.

The Company’s condensed interim balance sheet as at June 30, 2012, includes outstanding balances on open REPO agreements. Receivable and payable balances outstanding with the same Clearing Member are offset when they are in the same currency and are to be settled on the same day, as the Company has a legally enforceable right to offset. The balances include both the original principal amount of the REPO and the accrued interest, both of which are carried at amortized cost. As the Company is the central counterparty, an equivalent amount is recognized in both the Company’s assets and liabilities.

The interest income and interest expense arising from the REPO agreements are equal. However, as the Company does not have a legal right to offset these amounts, they are recognized separately on the condensed interim income statement.

Fees earned by the Company for providing the clearing service for the REPO agreements are included within trading, clearing and related revenue.

The Company has amended and augmented its credit and liquidity facilities as a result of these changes in its operations (note 4).

4.      Credit and liquidity facilities

The Company has the following credit and liquidity facilities in place as at June 30, 2012:

	Interest rate	Year of maturity	Authorized	Amount drawn at June 30, 2012
Syndicated revolving standby liquidity facility	-	N/A	100,000	-
Daylight liquidity facilities	-	N/A	700,000	-
Syndicated REPO facility	-	N/A	4,800,000	-
Bank of Canada liquidity facility	-	N/A	-	-
Total credit and liquidity facilities				$ -

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Condensed Interim Financial Statements
(In thousands of Canadian dollars)
Six Months Ended June 30, 2012 and 2011
(Unaudited)

In response to the liquidity risk to which the Company is exposed through its clearing operations, it arranged and amended various facilities during the six months ended June 30, 2012. In January 2012, the Company replaced its $50,000 revolving standby liquidity facility with a $100,000 syndicated revolving standby liquidity facility, signed an additional daylight liquidity facility for $400,000 with a Canadian Schedule 1 bank, for a total of $700,000 daylight liquidity facilities, and closed its $50,000 call loan facility.

In February 2012, the Company signed a $1,200,000 repurchase facility with a syndicate of 6 Canadian Schedule 1 chartered banks (the “syndicated REPO facility”). The facility comprised of $300,000 in committed liquidity and $900,000 in uncommitted liquidity. In April 2012, the syndicated REPO facility was increased from $1,200,000 to $4,800,000. The revised facility is comprised of $1,200,000 in committed liquidity and $3,600,000 in uncommitted liquidity. The facility remains with the same syndicate of 6 Canadian Schedule 1 chartered banks.

In April 2012, the Company signed an agreement that would allow the Bank of Canada to provide emergency last-resort liquidity to the Company at the discretion of the Bank of Canada.

The daylight liquidity facilities are in place to provide liquidity in exchange for collateral in the form of securities that have been received by the Company. The daylight liquidity facilities must be cleared to zero at the end of each day.

The syndicated revolving standby liquidity facility is in place to provide end of day liquidity in the event that the Company is unable to clear the daylight liquidity facilities to zero. This would only occur in the event of a Clearing Member default.  Advances under the facility will be secured by collateral in the form of securities that have been received by the Company.

The syndicated REPO facility is also in place to provide end of day liquidity in the event that the Company is unable to clear the daylight liquidity facilities to zero. This would only occur in the event of a Clearing Member default.  The facility will provide liquidity in exchange for securities that have been received by the Company.

Finally, the Bank of Canada liquidity facility is intended to provide end of day liquidity only in the event that the Company is unable to access liquidity from the revolving standby liquidity facility and the syndicated REPO facility or in the event that the liquidity under such facilities is insufficient. Use of this facility would be on a fully collateralized basis.

CANADIAN DERIVATIVES CLEARING CORPORATION
Notes to Condensed Interim Financial Statements
(In thousands of Canadian dollars)
Six Months Ended June 30, 2012 and 2011
(Unaudited)

5.     Share capital

	June 30, 2012
Authorized:	Number of shares	Value
Unlimited number of common shares, without par value

Issued and outstanding:
Balance, beginning of year	150,000	$ 200
Issued during the period	7,518,797	$ 10,000
Balance, end of period	7,668,797	$ 10,200

During the period, MX invested an additional $10,000 of cash into CDCC in exchange for common shares.

6.     Daily settlements and cash deposits

Daily settlements due from and to clearing members of the Company result from marking open futures positions to market and settling option transactions each day and are required to be collected from and paid to Clearing Members prior to the commencement of trading the next day. The Daily settlements due from Clearing Members are presented as an asset on the balance sheet and are not offset against the Daily settlements due to Clearing Members, which are presented as a liability, as there is no legal right to offset. There is no impact on the income statement.

Cash deposits from Clearing Members are held by the Company and are recognized on the balance sheet under Clearing Members’ cash margin deposits and Clearing fund cash deposits. Government securities, and other securities are pledged by the Clearing Members under irrevocable agreements and are held with approved depositories.

Non-cash clearing fund and non-cash margin deposits that are not included in the balance sheets are as follows:

	June 30, 2012	December 31, 2011
Margin deposits:
Government securities, at market value	$ 2,218,714	$ 2,375,547
Put guaranty letters, at face value	90,998	168,951
Equity securities (to cover short positions), at market value	1,554,497	1,415,269
	$ 3,864,209	$ 3,959,767

Clearing fund deposits:
Government securities, at market value	$ 231,098	$ 279,668

The market value is determined using the quotes on the market exchange on the last day of the period.

7.      Related party relationships and transactions

          Parent:

The parent of the Company is MX and the ultimate controlling party is TMX Group Inc.

Related party transactions:

TSX Inc., a commonly controlled enterprise, and MX provide core technology services to the Company through certain services agreements in place between the companies. The SOLA clearing system (“SOLA”) used by the Company is licensed from MX on a perpetual basis.

For the six months ended June 30, 2012, pursuant to the services agreement, MX provided personnel, premises and certain other services to the Company in the total amount of $2,332 ($1,257 for the six months ended June 30, 2011) recorded at the amount established and agreed to by the Company. These transactions were undertaken in the normal course of business.

For the six months ended June 30, 2012, pursuant to the services agreements, TSX Inc. and TMX Group Inc. provided personnel, premises and certain other services to the Company in the total amount of $723 ($435 for the six months ended June 30, 2011) recorded at the amount established and agreed to by the Company. These transactions were undertaken in the normal course of business.

CANADIAN DERIVATIVES CLEARING CORPORATION Notes to Condensed Interim Financial Statements
(In thousands of Canadian dollars)
Six Months Ended June 30, 2012 and 2011
(Unaudited)

8.     Subsequent events
On July 27, 2012, the Company’s Board of Directors declared and paid a dividend of $10,500.

On July 31, 2012, 80% of the outstanding common shares of TMX, the parent company of MX and the ultimate controlling party of CDCC were acquired by Maple Group Acquisition Corporation (subsequently renamed TMX Group Limited). TMX Group Limited was formed by a group of unrelated Canadian financial institutions to acquire TMX, Alpha Trading Systems Inc. and Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited.  On July 31, 2012, subsequent to the acquisition of the 80% of the outstanding common shares of TMX, a new Board of Directors was appointed for TMX Group Limited, TMX and TMX’s principal operating subsidiaries including MX.

The remaining 20% of the outstanding shares of TMX were exchanged for shares of TMX Group Limited, on a one-for-one basis on September 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-20 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-20 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Quebec on December 12, 2012.

Canadian Derivatives Clearing Corporation

By: /s/ Glenn Goucher
Glenn Goucher President and Chief Clearing Officer

Pursuant to the requirements of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 1 to the Registration Statement on Form S-20  to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Corporation in the United States, on December 12, 2012.

Canadian Derivatives Clearing Corporation (U.S.A.) Inc.

By: /s/ Glenn Goucher
Glenn Goucher President and Chief Executive Officer

We, the undersigned directors and/or officers of Canadian Derivatives Clearing Corporation (the “Corporation”), hereby severally constitute and appoint Glenn Goucher and Michael Vivaldi, or any one of them, our true and lawful attorney, with full power of substitution and resubstitution, to sign for us and in our names in the capacities indicated below any and all amendments to the Registration Statement on Form S-20 to which the Amendment No. 1 filed herewith relates, (including all pre-effective and post-effective amendments) to said registration statement, in connection with the registration under the Securities Act of 1933, as amended, of the Options covered by said registration statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorney shall do or cause to be done by virtue of this Power of Attorney.
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-20 has been signed by the following persons in the capacities listed on December 12, 2012.

Signature	Title

/s/ Glenn Goucher Glenn Goucher	President, Chief Clearing Officer and Director (principal executive officer)
/s/ Michael Vivaldi Michael Vivaldi	Treasurer (principal financial officer) (principal accounting officer)
/s/ Maire-Claude Beaulieu Marie-Claude Beaulieu	Chairperson of the Board
/s/ Peter Copestake Peter Copestake	Director
/s/ Patrick Cronin Patrick Cronin	Director
/s/ Claude Cyr Claude Cyr	Director
/s/ Thomas A. Kloet Thomas A. Kloet	Director
/s/ Bruce Macdonald Bruce Macdonald	Director
/s/ Alain Miquelon Alain Miquelon	Managing Director of the Board
/s/ Claude Turcot Claude Turcot	Director

LIST OF EXHIBITS

Exhibit	Description
5	Opinion and Consent of the General Counsel of the Corporation (previously filed)
23	Consent of KPMG LLP
24	Power of Attorney (included on Signature Page)